FuelCell Energy


PEPPERIDGE FARM
BREWERY

Ultra-Clean Efficient Reliable Energy

2006 Annual Report

Financial Highlights

FISCAL YEAR END OCTOBER 31,	**2006**	**2005**	**2004**	**2003**	**2002**
(Dollars in thousands, except per share data)					
Product sales and revenues	**$ 21,514**	$ 17,398	$ 12,636	$ 16,081	$ 7,656
Research and development contract revenues	**$ 11,774**	$ 12,972	$ 18,750	$ 17,709	$ 33,575
Total Revenues	**$ 33,288**	$ 30,370	$ 31,386	$ 33,790	$ 41,231
Net loss to common shareholders	**$ (84,222)**	$ (74,263)	$ (87,407)	$ (67,414)	$ (48,840)
Basic and diluted loss per share:					
Continuing operations	**$ (1.65)**	$ (1.51)	$ (1.84)	$ (1.71)	$ (1.25)
Discontinued operations	**$ —**	$ (0.03)	$ 0.01	$ —	$ —
Net loss to common shareholders	**$ (1.65)**	$ (1.54)	$ (1.83)	$ (1.71)	$ (1.25)
Total assets	**$206,652**	$265,520	$236,510	$223,363	$289,803
Total shareholders' equity	**$100,795**	$130,964	$202,705	$205,085	$271,702
Total cash and investments	**$120,587**	$179,960	$152,395	$153,440	$220,538


DFC

U.S. Postal Service's San Francisco Processing and Distribution Center
Our DFC power plant provides part of the base load heat and power requirements.


DFC300

Pepperidge Farm Bakery, Bloomfield, Connecticut
Our DFC power plant provides about 20 percent of the facility's base load power, with the heat by-product used for process steam in the bakery.

Economical
24/7 energy

Company Profile

FuelCell Energy, Inc. (NasdaqNM:FCEL), is a world leader in the development and manufacture of fuel cell power plants for ultra-clean, efficient and reliable electric power generation. The Company's Direct FuelCell® (DFC®) products combine high efficiency, low emissions, simplicity and economical cost for stationary base load power generation. Our products, ranging in size from 300 kilowatts to 2.4 megawatts (MW) and scalable for distributed generation applications 10 MW and larger, are designed for a wide range of customers, including municipal/industrial wastewater treatment plants, hotels, manufacturing plants, universities, hospitals, prisons, federal facilities, natural gas pipelines operations and grid-support. We are also developing next-generation high temperature fuel cell products, including a diesel-fueled marine Ship Service Fuel Cell; a multi-MW Direct FuelCell-Energy Recovery Generation™ product for the natural gas pipeline market; a Direct FuelCell/Hydrogen product that tri-generates electricity, heat and hydrogen; and solid oxide fuel cell systems.

On the Cover: California State University Northridge's Oviatt Library in Northridge, California, Pepperidge Farm Bakery facility in Bloomfield, Connecticut and Sierra Nevada Brewing Co. in Chico, California.

Letter to Shareholders

There were two major elements of our strategy in 2006: first, to focus on markets presenting us with opportunities for repeatable business for our products; and second, to continue lowering the cost of our products. Through the dedication of a great many people here at FuelCell Energy, we closed solid business in California; penetrated several key vertical markets; prepared nearly 100 MW of bids for Connecticut's Project 100; developed new applications for our products; and drove the cost of our flagship multi-MW DFC3000MA power plant down by 39 percent.

2006 ACHIEVEMENTS

Today we count California as one of our strongest markets. Companies and municipalities in California are demanding clean, efficient energy for powering their operations. California's Self-Generation Incentive Program (SGIP) provides at least $80 million annually toward the installation of clean energy production. The California Air Resources Board (CARB) enforces strict emissions standards that regulate nitrogen oxide, sulfur oxide and particulate matter emissions. In January 2007, our DFC300MA fuel cell was certified to the CARB07 standards after we had achieved a 20% increase in power output that required re-certification. In September 2006, the state signed into law a landmark greenhouse gas reduction bill, AB 32, that rolls back carbon dioxide (CO2) emissions to 1990 levels – a 25 percent reduction from today's levels. The California Public Utilities Commission also adopted an interim Greenhouse Gas Emissions Performance Standard requiring that new investments in power plants have emissions no greater than 1,100 pounds of CO2 per megawatt-hour – a level our high efficiency fuel cells easily meet.

In 2006, we helped many of our customers realize their goals of saving money while generating ultra-clean energy and reducing waste disposal costs. A third of FuelCell Energy's currently installed or backlog units rely on biofuels or renewables like anaerobic digester gas (gas generated from wastewater treatment) - underscoring our flexibility to operate on a variety of fuels. A few notable examples include: the city of Tulare, California, that will convert renewable dairy processing waste into electricity for powering a wastewater treatment facility; and the Sierra Nevada Brewing Co., which upgraded its 1 MW DFC® power plant to employ renewable fuel created from a waste by-product of the beer brewing process. This project was recognized as one of Power Magazine's "Top Plants 2006". In fact, Sierra Nevada has been so pleased with the performance of its fuel cells that it committed to purchasing the DFC power plants that had been providing its electricity under a power purchase agreement since 2005. Our dedication to customer satisfaction and maximizing product performance has resulted in multiple repeat customer orders.

In fiscal 2006, we sold 16 units (over 5 MW) in California because the economics, regulatory framework and political environment combined to make fuel cells a very attractive option for producing ultra-clean, reliable energy. Many other markets, like Connecticut, Germany, Japan and Korea, have programs requiring utilities and other end users to use ultra-clean power generation. In the U.S., 23 states and the District of Columbia have some form of Renewable Portfolio Standards (RPS) legislation representing an opportunity for a total of 25,000 MW of clean power generation.

Connecticut's RPS program calls for 10 percent, or about 400 MW, of the state's energy to come from clean energy sources by 2010. To encourage power companies to participate in the program, the Connecticut Clean Energy Fund (CCEF) created Project 100, a visionary program designed to facilitate the installation of 100 MW of clean energy production by 2008. We as a company strongly support Project 100 which we consider a model to



California State University Northridge, Northridge, California
Four DFC300MA power plants located next to CSUN's Student Union Conference and Recreation facilities.

Combining high efficiency & low emissions

advance the adoption of clean energy production. At the end of 2006, we and our partners submitted 98.6 MW of bids to CCEF for projects from 2.4 MW up to 28 MW. While we certainly won't capture all 98.6 MW, we are optimistic about the opportunity under the program to showcase our 2.4 MW DFC3000MA power plants in grid-support applications. We are looking forward to CCEF's announcement of the site selections in the spring of 2007.

Toward the end of calendar 2006, we announced the launching of the Direct FuelCell-Energy Recovery Generation™ (DFC-ERG™) system which we developed in partnership with Enbridge, Inc., a world leader in energy transportation, distribution and services. The DFC-ERG is our first natural gas pipeline application aimed at "letdown" stations where gas is transferred from high-pressure transcontinental pipelines to low-pressure pipelines for local distribution. With the DFC-ERG system, energy that was normally lost is recaptured, increasing electrical efficiency to 60 percent.

Our strategy in 2006 focused on reducing the cost of our 2.4 MW DFC3000 power plant in preparation for multi-MW sales opportunities. At the beginning of 2006, the DFC3000 manufacturing cost was $5,300/kilowatt. Using value engineering to create a lower cost design, improving our supply chain, and implementing a core technology improvement to increase the power produced by our fuel cell stacks, we were able to reduce the product cost by 39 percent to $3,250/kW. As we begin to secure multi-MW orders we anticipate this cost to quickly drop below $3,000/kW, approaching market clearing prices for broad product adoption.

2006 CHALLENGES

Early in the year, volatile fuel prices and artificially low electric rates adversely impacted sales for distributed generation equipment in California, Connecticut and Japan. Although the market in Japan still reflects these conditions, electric rates rose considerably in California and Connecticut incorporating higher fuel costs. As a result, we are seeing a strong increase in customer interest and our sales pipeline is growing. In addition, the Connecticut Project 100 bid and award process took much longer than expected as regulators worked out the process to solicit and evaluate bids. The Project 100 process now appears to be firmly on track and the state recently re-affirmed their plans to announce project selections by the end of March 2007.

RESEARCH AND DEVELOPMENT HIGHLIGHTS

FuelCell Energy is working to develop next generation fuel cell products. Currently, the company is focused on the combined cycle Direct FuelCell/Turbine® (DFC/T®) power plant, Solid Oxide Fuel Cells (SOFC), co-production



TST, Inc., Fontana, California
Two DFC300A power plants provide 500 kilowatts to the aluminum smelter operations.



Sierra Nevada Brewing Co., Chico, California
Four DFC300A power plants provide one megawatt of 24/7 base load electricity and heat.

TST
DUBLIN SAN RAMON
TOKYO SUPER ECO TOWN
CITY OF TULARE
EPSON
CHOSUN UNIVERSITY

FuelCell Energy leads the world

of hydrogen, electricity and heat (DFC/H2) and liquid fueled military applications. Let me highlight two of these programs.

Our DFC/T system achieved a record-breaking electrical efficiency of 56 percent for distributed power generation products in 2006. This power plant is the integration of a full-size DFC stack with a 60kW microturbine. Tests showed that the unit performed better than the California Air Resources Board 2007 emission standards. After successful testing at our facilities, the unit was installed at the Billings Clinic in Billings, Montana, in grid-connected operation where it continues to demonstrate a high level of performance. We are now working on larger scale designs that are expected to have higher electrical efficiencies ranging from 60% to 70%.

This past year, we were selected by U.S. Department of Energy's National Energy Technology Laboratory to re-direct its Solid State Energy Conversion Alliance (SECA) program to coal-based solid oxide fuel cell (SOFC) power plant development. The objective of this new 3-phase, $85 million, ten-year program is to develop multi-MW class SOFC power plants operating on coal-based syngas.

BOARD OF DIRECTORS TRANSITIONS

In January, I was elected Chairman of the Board and our former Chairman, Jerry Leitman, retired after more than nine years of service as Chief Executive officer from 1997 to 2006 and Chairman since 2002. During Jerry's tenure, he transformed a contract research and development company into the leading stationary fuel cell power plant company with over 50 installations worldwide and a vision for the future. On behalf of the Board and employees of FuelCell Energy, I would like to take this opportunity to thank Jerry for his dedicated service and acknowledge our appreciation for all that he accomplished.

At the same time, we would like to welcome our new Lead Independent Director, John Rolls. John joined the Board in 2000 and we are looking forward to working closely with him on initiatives to grow FuelCell Energy and best serve our shareholders.

2007 OUTLOOK

We are enthusiastic about our company's prospects. The federal Investment Tax Credit (ITC) for fuel cells, an important tax benefit for many of our customers in fiscal 2006, was extended through at least 2008. In a demonstration of even more support for clean energy initiatives, as of this writing there is another bill pending in Congress to extend the ITC through 2016. California's passing of AB 32 also enhances the regulatory

Renewable



Tancheon Sewage Treatment Plant
Seoul, Korea
Our DFC300A power plant operates on renewable methane gas generated by the facility's anaerobic gas digestion process.

environment for our ultra-clean DFC power plants by strictly limiting greenhouse gas emissions. South Korea's new fuel cell incentive program and our alliance with POSCO is already producing sales there.

When the Connecticut Project 100 project selections are announced in the spring, we are ready to begin production of the DFC3000 which was developed with just this type of grid-support application in mind. In California, we believe we will continue to do a robust business, especially now that electric grid rates have caught up to current fuel prices. In particular wastewater treatment facilities are an ideal renewable application for our power plants based on their ability to operate on anaerobic digester gas to generate electricity.

We recently signed a major marketing and distribution agreement with The Linde Group, a €12 billion leader in industrial gases and engineering with operations in over 70 countries. We are very excited about the opportunity to leverage Linde's expertise and global reach to open new markets.

In Europe, we recently announced an order from our European distribution partner, MTU CFC Solutions (now called CFC Solutions), for 1.5 MW of fuel cell stack components, scheduled for delivery during fiscal 2007.



Although the electric rate in Japan does not yet incorporate true fuel costs, Japan is still a strong potential market very focused on reducing greenhouse gases and increasing electrical efficiency, in keeping with the Kyoto Protocol. In its New National Energy Strategy of 2006, the Japanese government recently rededicated the country to the complementary goals of energy efficiency and energy security, strengthening support for securing long-term stable supplies of fuel, and further improving Japan's world-leading status as the most fuel-efficient industrialized country.

In February 2007, we completed an alliance agreement with POSCO Power in South Korea and received a non-binding letter of intent for 2.4 MW of power plants. POSCO Power's parent company, POSCO, is the world's most profitable steel maker with 2006 revenues over $21 billion and we believe POSCO will be instrumental in helping us successfully penetrate that market. Our agreement calls for POSCO to sell fuel cell power plants we manufacture in Connecticut for two years. After that, we will provide the fuel cell stack module and POSCO will manufacture the balance of plant in their own plant. The magnitude of POSCO's commitment and the Korean government's support of clean energy initiatives, as demonstrated by the $0.28/kWh subsidy for fuel cell power plants running on natural gas and $0.23/kWh for those running on biogas, make us very optimistic about DFC sales in Asia.

As we move through the rest of 2007, we will continue to drive down costs, significantly expand our presence in repeatable markets like California and Asia, and penetrate the multi-MW RPS markets, especially Connecticut. By delivering efficient, reliable DFC fuel cells at market clearing prices to the customers around the globe that are most interested in ultra-clean power, we will deliver the greatest shareholder value.

R. Daniel Brdar
Chairman, President and CEO

Ultra-Clean Efficient Reliable Energy

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2006 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

(Amounts presented in thousands, except for per share amounts)

Consolidated Statement of Operations Data:

	Year Ended October 31,				
	2006	2005	2004	2003	2002
Revenues:					
Product sales and revenue	**$ 21,514**	$ 17,398	$ 12,636	$ 16,081	$ 7,656
Research and development contracts	**11,774**	12,972	18,750	17,709	33,575
Total revenues	**33,288**	30,370	31,386	33,790	41,231
Costs and expenses:					
Cost of product sales and revenues	**61,526**	52,067	39,961	50,391	32,129
Cost of research and development contracts	**10,330**	13,183	27,290	35,827	45,664
Administrative and selling expenses	**17,759**	14,154	14,901	12,631	10,451
Research and development expenses	**24,714**	21,840	26,677	8,509	6,806
Purchased in-process research and development	**—**	—	12,200	—	—
Total costs and expenses	**114,329**	101,244	121,029	107,358	95,050
Loss from operations	**(81,041)**	(70,874)	(89,643)	(73,568)	(53,819)
License fee income, net	**42**	70	19	270	270
Interest expense	**(103)**	(103)	(137)	(128)	(160)
Loss from equity investments	**(828)**	(1,553)	—	—	—
Loss on derivatives	**(233)**	—	—	—	—
Interest and other income, net	**5,951**	5,526	2,472	6,012	4,876
Redeemable minority interest	**107**	—	—	—	—
Provision for taxes	**—**	—	—	—	(7)
Loss from continuing operations	**(76,105)**	(66,934)	(87,289)	(67,414)	(48,840)
Discontinued operations, net of tax	**—**	(1,252)	846	—	—
Net loss	**(76,105)**	(68,186)	(86,443)	(67,414)	(48,840)
Preferred stock dividends	**(8,117)**	(6,077)	(964)	—	—
Net loss to common shareholders	**$ (84,222)**	$ (74,263)	$ (87,407)	$ (67,414)	$ (48,840)
Basic and diluted loss per share:					
Continuing operations	**$ (1.65)**	$ (1.51)	$ (1.84)	$ (1.71)	$ (1.25)
Discontinued operations	**—**	(0.03)	0.01	—	—
Net loss to common shareholders	**$ (1.65)**	$ (1.54)	$ (1.83)	$ (1.71)	$ (1.25)
Basic and diluted weighted average shares Outstanding	**51,047**	48,261	47,875	39,342	39,135

Consolidated Balance Sheet Data:

	As of October 31,				
	2006	2005	2004	2003	2002
Cash, cash equivalents and short term investments (U.S. treasury securities)	**$107,533**	$136,032	$152,395	$134,750	$205,996
Working capital	**105,868**	140,736	156,798	143,998	218,423
Total current assets	**133,709**	161,894	178,866	160,792	234,739
Long-term investments (U.S. treasury securities)	**13,054**	43,928	—	18,690	14,542
Total assets	**206,652**	265,520	236,510	223,363	289,803
Total current liabilities	**27,841**	21,158	22,070	16,794	16,316
Total non-current liabilities	**7,401**	2,892	1,476	1,484	1,785
Redeemable minority interest	**10,665**	11,517	10,259	—	—
Redeemable preferred stock	**59,950**	98,989	—	—	—
Total shareholders' equity	**100,795**	130,964	202,705	205,085	271,702
Book value per share(1)	**$ 1.90**	$ 2.70	$ 4.21	$ 5.20	$ 6.93

(1) Calculated as total shareholders' equity divided by common shares issued and outstanding as of the balance sheet date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW AND RECENT DEVELOPMENTS

Overview

FuelCell Energy, Inc. (the "Company", "we", "us" or "our") is a world leader in the development and manufacture of fuel cell power plants for ultra-clean, efficient and reliable electric power generation. Our products are designed to meet the 24/7 baseload power needs of commercial, industrial, government and utility customers. To date our products have generated over 150 million kilowatt hours of electricity and we have units operating at over 50 locations around the world.

We have been developing fuel cell technology since our founding in 1969. Our core carbonate fuel cell products ("Direct FuelCell® or DFC® Power Plants"), offer stationary applications for customers. In addition to our current commercial products, we continue to develop our next generation of carbonate fuel cell and hybrid products as well as planar solid oxide fuel cell ("SOFC") technology with our own and government research and development funds.

Our proprietary carbonate DFC power plants electrochemically (meaning without combustion) produce electricity directly from readily available hydrocarbon fuels, such as natural gas and biomass fuels. Customers buy fuel cells to improve reliability and reduce cost and emissions.

We believe our products offer significant advantages compared to other power generation technologies:

- Reliable 24/7 baseload power,
- High fuel efficiency,
- Ultra-clean (e.g. virtually zero emissions) quiet operation,
- Lower cost to generate electricity, and
- The ability to site units locally and provide high temperature heat for cogeneration applications.

Typical customers for our products include manufacturers, mission critical institutions such as correction facilities and government installations, hotels and customers who can use waste or byproducts of their operations for fuel such as breweries, food processors and wastewater treatment facilities. With increasing demand for renewable and ultra-clean power options, and increased volatility and uncertainty in electric markets, our customers gain control of power generation economics, reliability and emissions. Our fuel cells offer flexible siting and easy permitting.

Through December 31, 2006, our cumulative fleet availability was greater than 90 percent. Our DFC power plants are protected by 46 U.S. and 74 international patents and we have also submitted 38 U.S. and 123 international patent applications.

Our business strategy is to expand our leadership position in key markets, build multi-megawatt markets and continue to reduce the costs of our products. We believe that with the emergence of the RPS markets, the growth of the California market and continuing product cost reduction, we are well positioned to move to profitability. At a sustained annual order and production volume of approximately 35 megawatts (MW) to 50 MW, depending on product mix, geographic location and other variables such as fuel prices, we can reach gross margin breakeven. Our net income break-even can be achieved at a sustained annual order and volume production of approximately 75-100 MW assuming a mix of sub-MW and MW sales. Our 2.4 MW product currently has a production cost at market clearing prices in certain regions such as Connecticut. Thus, if product mix trends more toward MW and multi-MW orders, then we believe that company profitability can achieved at annual volumes lower than 75 MW.

Recent Developments

Change in Executive Management

On January 12, 2006, FuelCell Energy, Inc. announced that R. Daniel Brdar was promoted to President and Chief Executive Officer. Effective January 12, 2007, R. Daniel Brdar was appointed Chairman of the Board. Jerry D. Leitman resigned as Chairman of the Board and as a member of the Company's Board.

On February 15, 2006, Dr. Hans Maru retired as Chief Technology Officer, but will remain as a consultant to the Company. The Chief Technology Officer responsibilities have been assumed by executives within the Company.

On April 17, 2006, Bruce Ludemann was named Senior Vice President of Sales and Marketing for the Company and has been focusing on MW and multi-MW sales opportunities and developing repeatable customers in the Company's key global markets.

Conversion of Series B Cumulative Convertible Preferred Stock

We have completed transactions with certain holders of the Company's Series B Cumulative Convertible Preferred Stock to convert an aggregate of 41,755 shares of Series B Preferred Stock into approximately 3.6 million shares of common stock. Pursuant to the conversion of the preferred shares, we have paid the holders a per share conversion premium of approximately $4.3 million or an average of $103.02 per share of Series B Preferred Stock. This conversion resulted in a charge to preferred stock dividends on the consolidated statement of operations of $4.3 million or $0.08 per basic and diluted share for the fiscal year ended October 31, 2006. As a result of this conversion, quarterly dividend obligations have been reduced by approximately $0.5 million or $0.01 per basic and diluted share, which began in the third quarter of fiscal 2006.

Common Stock Offering

During fiscal 2006, we sold 681,000 shares of our common stock on the open market pursuant to a S-3 registration statement filed in June 2005. Total net proceeds to us from the sale of these securities was approximately $8.0 million and was used to pay the $4.3 million conversion premium on the converted shares of our Series B Preferred Stock and to make dividend payments on our Series B Preferred Stock.

2006 Equity Incentive Plan

In February 2006, the Board adopted the Company's 2006 Equity Incentive Plan (the "2006 Plan"). This plan was approved by shareholders at the Company's March 2006 Annual Meeting. The purpose of the 2006 Plan is to attract and retain key employees, directors, advisors and consultants to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. There are a total of 2,500,000 shares of Common Stock available for issuance under the 2006 Plan, subject to adjustment for any stock dividend, recapitalization, stock split, stock combination or certain other corporate reorganizations.

Adoption of Statement of Financial Accounting Standard No. 123R, "Share-Based Payments"

On November 1, 2005, we adopted Statement of Financial Accounting Standard No. 123R, "Share-Based Payments" (SFAS 123R), which revised SFAS No. 123, "Accounting for Stock-Based Compensation". This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. Share-based compensation of $4.4 million was recognized in the consolidated statement of operations for the fiscal year ended October 31, 2006. Refer to Note 14 of the consolidated financial statements for additional information.

Change in Accounting for Series 1 Preferred Shares and Derivative Liability

In the fourth quarter of 2006, the Company recorded a cumulative net charge of $0.1 million to the consolidated statement of operations to correct an accounting error related to the Series 1 Preferred shares of FuelCell Energy, Ltd (a wholly-owned subsidiary of the Company). This net charge was recorded in the consolidated statement of operations as a loss on derivatives of $0.2 million and a gain related to redeemable minority interest of $0.1 million. Prior to this change in accounting, the Series 1 Preferred shares were reported in shareholders' equity as Preferred shares of subsidiary. We have concluded that these shares should be accounted for as a redeemable minority interest in FuelCell Energy, Ltd. As a result, we have reclassified the Preferred shares of subsidiary totaling $10.7 million and $11.5 million as of October 31, 2006 and 2005, respectively to Redeemable minority interest on the consolidated balance sheets. Additionally, in the consolidated balance sheet as of October 31, 2005, we have reclassified to accumulated deficit the accretion of the fair value discount on the Series 1 Preferred shares and dividends paid on these shares, which had previously been reported in additional paid-in-capital. No revisions have been made to the historical consolidated statements of operations.

As part of this accounting change, we determined that the Series 1 Preferred shares include embedded derivatives (the conversion feature of the security and its variable dividend obligation) which require bifurcation from the host contract and separate accounting in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This derivative liability is classified as a component of Long-term debt and other liabilities on the Consolidated Balance Sheets. Refer to Note 12 of Notes to Consolidated Financial Statements for additional information.

Reclassification of Series B Cumulative Convertible Perpetual Preferred Stock

EITF Topic D-98, "Classification and Measurement of Redeemable Securities", requires that if registered securities are required to be issued, that maintaining registration may be outside of the Company's control. Accordingly, we have reclassified the Series B Preferred stock into a temporary equity classification (outside of the general heading of shareholders' equity) as of October 31, 2005 because we are unable to ensure that registered shares of our common stock will be available to pay the redemption price. Notwithstanding the foregoing, it is the Company's intent to convert or pay any potential redemption price on the Series B Preferred stock through the issuance of our common stock, if possible.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

We contract with our customers to perform research and development, manufacture and install fuel cell components and power plants under long-term contracts, and provide services under contract. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2006, research and development sales backlog totaled $30.1 million, of which 28 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from power plant sales, service contracts, electricity sales under power purchase agreements ("PPAs") and incentive funding. Revenues from power plant sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the contract. Revenues from electricity sales under power purchase agreements are recognized as power is produced. Revenues from incentive funding are recognized ratably over the term of the incentive funding agreement.

As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our distribution partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Inventories

During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw materials and work-in-process inventory until they are transferred to a customer contract, at which time they are recorded in cost of sales.

Our inventories and advance payments to vendors are stated at the lower of cost or market price. As we currently sell products at or below cost, we provide for a lower of cost or market ("LCM") adjustment to the cost basis of inventory and advances to vendors. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. In certain circumstances, for long-lead time items, we will make advance payments to vendors for future inventory deliveries, which are recorded as a component of other current assets on the consolidated balance sheet.

As of October 31, 2006 and October 31, 2005, the LCM adjustment to the cost basis of inventory and advance payments to vendors was approximately $11.3 million and $8.0 million, respectively, which equates to a reduction of approximately 43 and 39 percent, respectively, of the gross inventory value. As of October 31, 2006, our gross inventory and advances to vendors' balances increased from the October 31, 2005 balances which resulted in higher gross reserve balances. As inventory levels increase or decrease, appropriate adjustments to the cost basis are made.

Internal Research and Development Expenses

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our consolidated statements of operations.

Share-Based Compensation

On November 1, 2005, we adopted Statement of Financial Accounting Standard No. 123R, "Share-Based Payments" (SFAS 123R). Share-based payment transactions with employees, which primarily consist of stock options, and third parties requires the application of a fair value methodology that involves various assumptions. The fair value of our options awarded to employees is estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected life of the option, risk-free interest rate, expected volatility of our common stock price and expected dividend yield. We estimate the expected life of the options using historical data and the volatility of our common stock is estimated based on a combination of the historical volatility and the implied volatility from traded options. Share-based compensation of $4.4 million was recognized in the consolidated statement of operations for the fiscal year ended October 31, 2006. Refer to Note 14 of the consolidated financial statements for additional information.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators. Indicators that management uses include revenues compared to prior periods and internal forecasts, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the 'Results of Operations' and 'Liquidity and Capital Resources' sections.

Comparison of the Years Ended October 31, 2006 and October 31, 2005

Revenues and costs of revenues

The following tables summarize our revenue mix for the years ended October 31, 2006 and 2005, respectively (dollar amounts in thousands):

	Year Ended October 31, 2006		Year Ended October 31, 2005		Percentage Increase / (Decrease) in
Revenues:	**Revenues**	**Percent of Revenues**	Revenues	Percent of Revenues	Revenues
Product sales and revenues	**$21,514**	**65%**	$17,398	57%	24%
Research and development contracts	**11,774**	**35%**	12,972	43%	(9%)
Total	**$33,288**	**100%**	$30,370	100%	10%

	Year Ended October 31, 2006		Year Ended October 31, 2005		Percentage Increase / (Decrease) in
Cost of revenues:	**Cost of Revenues**	**Percent of Cost of Revenues**	Cost of Revenues	Percent of Cost of Revenues	Cost of Revenues
Product sales and revenues	**$61,526**	**86%**	$52,067	80%	18%
Research and development contracts	**10,330**	**14%**	13,183	20%	(22%)
Total	**$71,856**	**100%**	$65,250	100%	10%

Total revenues for the year ended October 31, 2006 increased by $2.9 million, or 10 percent, to $33.3 million from $30.4 million during the same period last year. Components of revenues and costs of revenues are as follows:

Product sales and revenues

Product sales and revenue increased $4.1 million to $21.5 million for fiscal 2006, compared to $17.4 million for fiscal 2005. Product sales and revenue for 2006 included approximately $13.0 million of power plant sales, $5.0 million related to service agreements and component sales and approximately $3.5 million of revenue related to power purchase agreements. The increase in product sales and revenues is primarily due to increased market share in the California market as well as to the timing of customer delivery requirements on new and existing backlog, an increase in both electricity and grant incentive revenues on power purchase agreements as more units are operating in the field and higher revenues on service agreements and stack components also due to a larger operating fleet of units compared to the prior year.

Cost of product sales and revenues increased to $61.5 million during fiscal 2006, compared to $52.1 million during fiscal 2005. Included in cost of sales during 2006 was a non-cash fixed asset impairment charge of $0.6 million related to the pending sale as of October 31, 2006 of a power plant operating under a power purchase agreement. This sale was completed in December 2006. Included in cost of sales during 2005 was a non-cash fixed asset impairment charge totaling $1.0 million. This was related to a planned change in manufacturing processes expected to increase electrical output for improved product performance and reduced cost in future periods.

The ratio of product cost to sales improved to 2.9-to-1 *during fiscal* 2006 from 3.0-to-1 during fiscal2005. The improvement in the cost ratio primarily reflects a decrease in the average cost of our DFC power plants, offset by short-term pressure on selling prices in California due to higher natural gas pricing, delays in the Connecticut Renewable Portfolio Standards program and higher after-market costs on a larger installed fleet.

Our products do not ship on an even production schedule. The shipment date to customers depends on a number of factors that are outside of our control, including siting requirements, timing of construction and permits. We do not have the sales or order history to quantify trends as of yet.

We expect to continue to sell our DFC products at prices lower than our production costs until such time as we are able to reduce product costs through our engineering and manufacturing efforts and production volumes increase.

Research and development contracts

Research and development revenue decreased $1.2 million to $11.8 million for fiscal 2006, compared to $13.0 million for fiscal 2005. Cost of research and development contracts decreased to $10.3 million during fiscal 2006, *compared to* $13.2 million for fiscal 2005.

Research and development contract revenue and costs were primarily related to SOFC development under the DOE's Solid State Energy Conversion Alliance Program, the Ship Service Fuel Cell contract with the U.S. Navy and the combined cycle Direct FuelCell/Turbine® development under DOE's Vision 21 program. The ratio of research and development cost to revenue improved to 0.9-to-1 from 1.0-to-1 over the same period a year ago due to the current mix of cost share contracts.

Administrative and selling expenses

Administrative and selling expenses increased by $3.6 million to $17.8 million during fiscal 2006, compared to $14.2 million in fiscal 2005. This increase is primarily due to share-based compensation of approximately $2.6 million resulting from the adoption of SFAS 123R, higher salaries as a result of increased headcount and higher professional costs resulting from commercial market development and increased proposal activity for research and development and commercial contracts.

Research and development expenses

Research and development expenses increased to $24.7 million during fiscal 2006, compared to $21.8 million recorded in fiscal 2005. The increase is due to development costs for sub-MW and MW cost reduction, including recent achievements in advanced cell stack design that increases the power output of our power plants by 20 percent, costs related to our efforts to extend stack life from the current three years to five years and longer and $0.8 million of share-based compensation resulting from the adoption of SFAS 123R.

Loss from operations

The net result of our revenues and costs was a loss from operations for fiscal 2006 totaling $81.0 million. This operating loss is approximately 14 percent higher than the $70.9 million loss recorded in fiscal 2005. Operating loss was higher primarily from increased product losses on higher revenue, an increase in administrative and selling expenses and research and development expenses as discussed above.

Other factors impacting the operating loss included development of our distribution network, increases in depreciation on new production equipment, business insurance premiums, information systems and infrastructure development. We expect to incur operating losses in future reporting periods as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our "cost out" initiatives.

Loss from equity investments

Our investment in Versa totaled approximately $11.5 million and $12.3 million as of October 31, 2006 and 2005, respectively. Our current ownership interest is 39% and we account for our investment in Versa under the equity method of accounting. Our share of equity losses for fiscal 2006 and 2005 were $0.9 million and $1.6 million, respectively.

In April 2006, we entered into an agreement to sell our equity investment in Everplore Technology (Xiamen) Co. and recognized a gain of approximately $37 thousand, which offset losses from equity investments.

Interest and other income, net

Interest and other income, net, was $6.0 million for fiscal 2006, compared to $5.5 million for fiscal 2005. Interest and other income increased due to higher average yields on invested balances, partially offset by lower state research and development tax credits, which totaled $0.2 million and $0.5 million for 2006 and 2005, respectively.

Discontinued operations, net of tax

There were no discontinued operations in fiscal 2006. During fiscal 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million and approximately $0.4 million of exit costs related to these facilities. This resulted in total loss from discontinued operations of approximately $1.3 million.

Provision for income taxes

We believe that due to our efforts to commercialize our DFC technology, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets.

Comparison of the Years Ended October 31, 2005 and October 31, 2004

Revenues and costs of revenues

The following tables summarize our revenue and cost mix for the years ended October 31, 2005 and 2004, respectively (dollar amounts in thousands):

	Year Ended October 31, 2005		Year Ended October 31, 2004		Percentage Increase /
Revenues:	**Revenues**	**Percent of Revenues**	**Revenues**	**Percent of Revenues**	**(Decrease) in Revenues**
Product sales and revenues	$17,398	57%	$12,636	40%	38%
Research and development contracts	12,972	43%	18,750	60%	(31%)
Total	$30,370	100%	$31,386	100%	(3%)

	Year Ended October 31, 2005		Year Ended October 31, 2004		Percentage Increase /
Cost of revenues:	**Cost of Revenues**	**Percent of Cost of Revenues**	**Cost of Revenues**	**Percent of Cost of Revenues**	**(Decrease) in Cost of Revenues**
Product sales and revenues	$52,067	80%	$39,961	59%	30%
Research and development contracts	13,183	20%	27,290	41%	(52%)
Total	$65,250	100%	$67,251	100%	(3%)

Total revenues for the year ended October 31, 2005 decreased by $1.0 million, or 3 percent, to $30.4 million from $31.4 million during the same period last year. The components of our revenues and cost of revenues are further described as follows:

Product sales and revenues and product costs

Product sales were $17.4 million for fiscal 2005, compared to $12.6 million in fiscal 2004. The increase in product sales and revenues is primarily due to increased manufacturing of power plants for the County of Alameda (Santa Rita Jail), Logan Energy, MTU CFC and recognition of electricity and grant revenue related to power purchase agreements. Product sales backlog totaled approximately $26.4 million as of both October 31, 2005 and 2004. Included in these figures are $6.1 million and $1.6 million for 2005 and 2004, respectively, related to long-term service agreements. Product backlog does not include power purchase or incentive funding agreements.

Product costs were higher with increased revenue to $52.1 million for the year ended October 31, 2005, compared to $40.0 million in the same period of a year ago. Included in cost of sales during 2005 was a non-cash fixed asset impairment charge totaling $1.0 million. This was related to a planned change in manufacturing processes expected to increase electrical output for improved product performance and reduced costs in future periods. The ratio of costs to revenue decreased to approximately 3.0-to-1 in 2005 from approximately 3.2-to-1 in 2004. This ratio is inclusive of any LCM adjustments in cost of sales related to power plants for power purchase agreements. Costs related to power purchase agreements were $10.3 million and $3.1 million for the fiscal years ended October 31, 2005 and 2004, respectively. Excluding the non-cash fixed asset impairment charge and power purchase agreement costs, our cost ratios would have been approximately 2.4-to-1 and approximately 2.7-to-1 for the fiscal years ended October 31, 2005 and 2004, respectively. The ratio of costs to product sales improved from the same period of a year ago as we recognized savings from our cost-out program. The cost ratios included above that exclude certain non-cash items are not considered generally accepted accounting principles ("GAAP") financial measures and should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We have used non-GAAP pro forma financial measures in analyzing financial results because they provide meaningful information regarding our operational performance and facilitate management's internal comparisons to our historical operating results and comparisons to competitors' operating results.

Our products do not ship on an even production schedule. The shipment date to customers depends on a number of factors that are outside of our control, including siting requirements, timing of construction and permits. We do not have the sales or order history to quantify sufficient trends as of yet.

Research and development contracts

Revenue from research and development contracts will vary from year to year depending on government funding levels, new contracts and work on existing contracts. Revenue from research and development contracts decreased 31 percent during fiscal 2005 to $13.0 million from $18.8 million in fiscal 2004. Revenues decreased with the completion of the DOE's Product Design Improvement program ("PDI") program and the Bath Iron Works contract. Revenues were also lower on the DOE's Clean Coal contract and other U.S. Navy contracts compared to the prior year. These decreases were partially offset by an increase in revenue related to the DOE's SECA program.

The cost of research and development contract revenue declined by $14.1 million for fiscal 2005, compared to fiscal 2004, due to reduced costs on the Clean Coal contract, the PDI program, U.S. Navy contracts and King County contracts. The ratio of research and development cost to revenue was approximately 1.0-to-1 in 2005, compared to approximately 1.5-to-1 in 2004 due to the substantial completion of the Clean Coal and King County contracts, which had significant cost share commitments. The Clean Coal DFC3000 power plant was not operated at the Indiana site due to fuel supply issues and was removed upon receiving approval from the DOE.

Administrative and selling expenses

Administrative and selling expenses decreased by $0.7 million or 5 percent, to $14.2 million in fiscal 2005, compared to $14.9 million in fiscal 2004. This decrease is primarily the result of the disposition of Canadian operations with costs totaling $1.2 million in 2004, partially offset by higher sales and proposal costs for multi-megawatt projects of approximately $0.2 million and higher administrative costs related to Sarbanes-Oxley Act compliance totaling approximately $0.4 million.

Research and development expenses

Research and development expenses decreased to $21.8 million during fiscal 2005, compared to $26.7 million for fiscal 2004. This decrease is the result of the disposition of Canadian operations with costs totaling approximately $9.1 million, partially offset by increased internal research and development related to support of our DFC300 products and our cost-out program totaling approximately $5.4 million.

Purchased in-process research and development

The $12.2 million in-process research and development ("IPR&D") charge relates to SOFC technology acquired in the Global transaction. In 1997, Global began developing SOFC technology, which is still in development. The $12.2 million allocated to IPR&D was determined using two established valuation techniques. An average of the cost valuation and market valuation approaches were used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses existed, it was expensed upon acquisition in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs."

The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology. In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. The SECA program is a cost-share program totaling approximately $139 million which has three phases. This technology was subsequently sold to our partner in the SECA program, Versa, along with fixed assets in exchange for Versa stock. We currently estimate that it will take approximately five to ten years to complete the development.

Loss from operations

The loss from operations for the year ended October 31, 2005 totaled $70.9 million compared to the loss of $89.6 million recorded in 2004. This decrease of approximately 21 percent is due primarily to the acquisition related charge of purchased in-process research and development in the prior year totaling $12.2 million, lower cost ratios for both research and development contracts and product sales and the disposition of our Canadian operations. We expect to incur operating losses in future reporting periods as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost-out initiatives.

Loss from equity investments

Our investment in Versa totaled approximately $12.3 million and $2.0 million as of October 31, 2005 and 2004, respectively. We began accounting for this investment under the equity method of accounting as of November 1, 2004, at which time our ownership had increased from 16 percent to 42 percent. As a result of additional capital contributions by other shareholders during 2005, our ownership interest decreased to 41 percent as of October 31, 2005. Our share of equity losses for fiscal 2005 totaled approximately $1.6 million.

Interest and other income, net

Interest and other income, net, increased by $3.1 million when comparing the fiscal year ended October 31, 2005 to the prior year. The increase is due to higher yields on higher investment balances and state research and development tax credits totaling $0.5 million.

Provision for income taxes

We believe, that due to our efforts to commercialize our DFC technology, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets. We pay franchise and capital taxes in certain states, which are classified as a component of administrative and selling expenses.

Discontinued operations, net of tax

During the fiscal year ended October 31, 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million and exit costs of approximately $0.4 million. During the fiscal year ended October 31, 2004, we acquired Global and subsequently divested its generator business unit through the sale of Global on May 28, 2004. As a result, historical results were reclassified as discontinued operations. Income, net of taxes, related to the generator business totaled approximately $0.8 million for fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

We had approximately $120.6 million of cash, cash equivalents and investments as of October 31, 2006, compared to $180.0 million as of October 31, 2005. Net cash and investments used during fiscal 2006 was $59.4 million. Cash and investments used during fiscal 2006 include dividend payments on our preferred stock of $8.9 million (includes $4.3 million related to the conversion of 41,755 shares of Series B Preferred Stock), offset by proceeds from the issuance of common stock of $8.0 million, proceeds from common stock issued for option and stock purchase plans of $1.4 million and receipt of incentive funding related to our power purchase agreements of $6.6 million.

Cash Inflows and Outflows

Cash and cash equivalents as of October 31, 2006 totaled $26.2 million, reflecting an increase of $3.5 million from the balance reported as of October 31, 2005. The key components of our cash inflows and outflows from continuing operations were as follows:

Operating Activities: During fiscal 2006, we used $48.4 million in cash for operating activities, compared to operating cash usage of $56.0 million during fiscal 2005. Cash used in operating activities during fiscal 2006 consists of a net loss for the period of approximately $76.1 million, offset by non-cash adjustments totaling $15.4 million, including $4.4 million of share-based compensation and depreciation and amortization expense of $9.6 million.

In addition, cash provided by working capital totaled approximately $12.3 million, including lower accounts receivable of $0.8 million due to the timing of production and shipping milestones, higher deferred revenue of approximately $5.6 million primarily related to incentive funds received for PPAs, higher accounts payable and accrued liabilities of $7.0 million due to increased production. These amounts were partially offset by an increase in inventories of approximately $2.0 million, due to higher production levels.

Investing Activities: During fiscal 2006, net cash provided by investing activities totaled $51.8 million, compared with net cash used of approximately $63.9 million in fiscal 2005. Capital expenditures totaled $11.3 million for 2006. This included approximately $7.3 million for equipment being built for power purchase agreements. During fiscal 2006, approximately $202.8 million of investments in U.S. Treasury Securities matured and new treasury purchases totaled $139.7 million.

Financing Activities: During fiscal 2006, net cash provided by financing activities was approximately $0.2 million, compared to $96.8 million in fiscal 2005. Fiscal 2005 included $99.0 million of net proceeds from the sale of the Series B Preferred stock. For fiscal 2006, cash provided by financing activities related to net proceeds from the sale of common stock of approximately $8.0 million and proceeds from employee stock option exercises of approximately $1.4 million. This was offset by the payment of dividends on our Series 1 and Series B Preferred Stock of approximately $8.9 million, including $4.3 million related to the conversion of 41,755 shares of Series B Preferred Stock.

Sources and Uses of Cash and Investments

We continue to invest in new product development and bringing our products to market and, as such, we are not currently generating positive cash flow from our operations. Our operations are funded primarily through sales of equity securities and cash generated from customer contracts, including cash from government research and development contracts, product sales, power purchase agreements and incentive funding and interest earned on investments. Our future cash requirements depend on numerous factors including future involvement in research and development contracts, implementing our cost reduction efforts and increasing annual order volume.

Future involvement in research and development contracts

Our research and development contracts are generally multi-year, cost reimbursement type contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts. To obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Implementing cost reduction efforts on our fuel cell products

Cost reduction is critical to attaining profitability in future periods and is essential for us to penetrate the market for our fuel cell products. Cost reductions will reduce and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to better compete with grid-delivered power and other distributed generation technologies. Our multi-disciplined cost reduction program focuses on value engineering, manufacturing process improvements, and technology improvements to increase power plant output and efficiency.

Our 2MW Santa Clara 'proof-of-concept' project in 1996-1997 cost more than $20,000/kW to produce. In 2003, we shipped our first commercial product, a DFC300 to the Kirin Brewery which cost more than $10,000/kW. At that time, we implemented our commercial cost-out program hiring additional engineers who focused on reducing the total life cycle costs of our power plants. Since 2003, they have made significant progress primarily through value engineering our products and increasing the power output by 20%. Our current manufactured cost is approximately $3,250 /kW on our multi-MW power plant, $4,300/kW on our MW plant and $4,800/kW for the sub-MW product. As these products are produced in 2007, we expect to realize these manufactured costs in our financial statements.

In 2006, we primarily focused our cost saving efforts on our multi-MW product, the DFC3000. Significant savings came from "value engineering" -- developing lower-cost designs for various elements of the power plant -- and improving the efficiency of the Company's manufacturing, testing and commissioning processes. The cost reduction also resulted from the 20 percent increase in power output in our DFC products announced in August 2006. By improving thermal management of electrochemical activity within the stack, the Company increased the power output from each cell, which produces more electricity from the same basic power plant components.

FuelCell Energy will continue to emphasize its cost out initiatives to deliver the most cost efficient and environmentally friendly power generation solutions and meet the needs of the emerging RPS markets. In 2007, the DFC300MA and DFC1500MA are targeted to achieve another 20 percent cost reduction through improvements in strategic sourcing, value engineering and operations. Increased production volume could also reduce that cost another 10 to 20 percent.

Increasing annual order volume

In addition to the cost reduction initiatives discussed above, we need to increase annual order volume. Increased production volumes are necessary to lower costs by leveraging supplier/purchasing opportunities, incorporating manufacturing process improvements and spreading fixed costs over higher units of production. Our manufacturing and conditioning facilities have the equipment in place to accommodate 50 MW of annual production volume, but the higher production volume will require increasing the manufacturing workforce.

We currently have 8.05 MW in backlog and we have limited visibility into future order volume. In Connecticut, we have partnered with multiple developers to submit 98.6 MW of proposals for large-scale multi-MW projects to be submitted in round two under Connecticut's RPS Program, Project 100. California is a leading market for renewable/ultraclean products, approximately 30 percent of our installed capacity is in California and the state has made available approximately $80 million of funding in 2007.

With our currently achieved and projected annual cost reduction targets, we believe we can reach gross margin break-even on product sales at a sustained annual order and production volume of approximately 35 MW to 50 MW, depending on product mix, geographic location and other variables such as fuel prices. We believe that Company net income break-even can be achieved at a sustained annual order and volume production of approximately 75-100 MW assuming a mix of sub-MW and MW sales. If this mix trends more toward MW and multi-MW orders, we believe that the gross margin and net income break-even volumes can be lower.

Our fiscal 2005 production volume was approximately 6 MW and our 2006 volume was approximately 9 MW. Our current production volume is 10MW. Depending on customer demand and emergence of the RPS market, our production rates will be adjusted accordingly.

We anticipate that our existing capital resources, together with anticipated revenues will be adequate to satisfy our planned financial requirements and agreements through at least the next twelve months.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of October 31, 2006 and the related payments by fiscal year is summarized as follows (in thousands):

	Payments Due by Period				
Contractual Obligation:	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Capital and Operating lease commitments (1)	$ 2,920	$ 776	$ 1,546	$ 598	$ —
Term loans (principal and interest)	751	441	309	1	—
Purchase commitments(2)	29,113	27,690	1,328	19	76
Series I Preferred dividends payable (3)	20,009	379	758	10,349	8,523
Series B Preferred dividends payable (4)	10,464	3,206	6,412	846	—
Totals	$63,257	$32,492	$10,353	$11,813	$8,599

(1) Future minimum lease payments on capital and operating leases.

(2) Purchase commitments with suppliers for materials supplies, and services incurred in the normal course of business.

(3) Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc., the holder of the Series 1 preferred shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Cumulative unpaid dividends and interest at October 31, 2006 were approximately $5.3 million. For the purposes of this disclosure, we have assumed that the minimum dividend payments would be made through 2010. In 2010, we would be required to pay any unpaid and accrued dividends. Subsequent to 2010, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. We have the option of paying these dividends in stock or cash.

(4) Dividends on Series B Preferred Stock accrue at an annual rate of 5% paid quarterly. The obligations schedule assumes we will pay preferred dividends on these shares through November 20, 2009, at which time the preferred shares may be subject to mandatory conversion at the option of the Company.

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over eight years, with payments of interest only for the first six months and then repaid in monthly installments with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rates at October 31, 2006 is 7.6 percent and the outstanding principal balance on this loan is approximately $0.7 million.

Approximately $0.8 million of our cash and cash equivalents have been pledged as collateral for certain banking relationships in which we participate.

Research and Development Cost-Share Contracts

We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio with the government agency. As of October 31, 2006, our research and development sales backlog totaled $30.1 million. As this backlog is funded in future periods, we will incur additional research and development cost-share related to this backlog totaling approximately $17.9 million for which we would not be reimbursed by the government.

Product Sales Contracts

Our fuel cell power plant products are in the initial stages of development and market acceptance. As such, costs to manufacture and install our products exceed current market prices. As of October 31, 2006, we had product sales backlog of approximately $18.1 million. We do not expect sales from this backlog to be profitable.

Long-term Service Agreements

We have contracted with certain customers to provide service for fuel cell power plants ranging from one to thirteen years. Under the provisions of these contracts, we provide services to maintain, monitor and repair customer power plants. In some contracts we provide for replacement of fuel cell stacks. Pricing for service contracts is based upon estimates of future costs, which given our products early stage of development could be materially different from actual expenses. As of October 31, 2006, we had a service agreement sales backlog of approximately $9.8 million.

Power Purchase Agreements

Power purchase agreements (PPAs) are a common arrangement in the energy industry, whereby a customer purchases energy from an owner and operator of the power generation equipment. A number of our partners enter into PPAs with end use customers, such as Marubeni in Japan and PPL in the U.S., where they purchase DFC power plants from us, own and operate the units, and recognize revenue as energy is sold to the end user.

We have seeded the market with a number of Company funded PPAs to penetrate key target markets and develop operational and transactional experience. With the added benefit of the federal investment tax credit and accelerated depreciation in the Energy Policy Act of 2005, we believe this experience may enable us to attract third party financing for existing and future projects, including multi-MW projects. To date, we have funded the development and construction of certain fuel cell power plants sited near customers in California, and own and operate assets through PPA entities that we maintain an 80% ownership interest with Alliance Power, Inc. owning the remaining 20%.

We have qualified for incentive funding for these projects in California under the state's Self Generation Incentive Funding Program and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2006 we had deferred revenue totaling $9.5 million on the consolidated balance sheet related to incentive funding received on PPAs.

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPAs as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. The assets, including fuel cell power plants in these PPA entities, are carried at fair value on the consolidated balance sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPAs and we have the right to terminate PPAs by giving written notice to the customer, subject to certain exit costs.

As of October 31, 2006, we had 3.5 MW of power plants in operation under PPAs ranging from 5 - 10 years. Another 0.5 MW was placed in operation during November 2006 and in December 2006, we sold a 1 MW power plant that was operating as a PPA to the Sierra Nevada Brewing Company and entered into a 5-year long-term service and planned maintenance agreement.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R (revised 2004), "Share-Based Payment", which revised SFAS No. 123, "Accounting for Stock-Based Compensation". This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted this statement as of November 1, 2005 as required. Refer to Note 14 of Notes to Consolidated Financial Statements for additional information.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of this accounting standard on November 1, 2005, as required, and there was not a material impact to the Company's consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability's fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of this accounting standard in the fourth quarter of fiscal 2006, as required, and there was no impact to the Company's consolidated financial statements as of October 31, 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertain Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 16, 2006 (beginning of our fiscal 2008 or November 1, 2007). The Company is currently evaluating FIN 48 and we do not anticipate that it will have a material impact on our financial statements upon adoption due to the Company's current income tax position.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of management of FuelCell Energy, Inc., and its Subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2006, based on criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2006 based on the specified criteria.

KPMG LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this report, audited management's assessment of the effectiveness of internal control over financial reporting and issued their report, which is included herein.

R. Daniel Brdar
Chairman, President and Chief Executive Officer
January 12, 2007

Joseph G. Mahler
Senior Vice President and
Chief Financial Officer
January 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying balance sheets of FuelCell Energy, Inc. as of October 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2006. We also have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that FuelCell Energy, Inc. and subsidiaries maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. as of October 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management's assessment that FuelCell Energy, Inc. maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Notes 1 and 14 to the consolidated financial statements, the Company changed its method of accounting for share-based payments as of November 1, 2005.

KPMG LLP

January 12, 2007
Hartford, Connecticut

FUELCELL ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)	October 31, 2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 26,247**	$ 22,702
Investments: U.S. treasury securities	**81,286**	113,330
Accounts receivable, net of allowance for doubtful accounts of $43 and $104, respectively	**9,402**	10,062
Inventories, net	**14,121**	12,141
Other current assets	**2,653**	3,659
Total current assets	**133,709**	161,894
Property, plant and equipment, net	**48,136**	46,705
Investments: U.S. treasury securities	**13,054**	43,928
Equity investments	**11,483**	12,473
Other assets, net	**270**	520
Total assets	**$206,652**	$265,520
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other liabilities	**$ 653**	$ 503
Accounts payable	**12,508**	6,221
Accrued liabilities	**6,418**	7,018
Deferred license fee income	**38**	38
Deferred revenue and customer deposits	**8,224**	7,378
Total current liabilities	**27,841**	21,158
Long-term deferred revenue	**6,723**	1,988
Long-term debt and other liabilities	**678**	904
Total liabilities	**35,242**	24,050
Redeemable minority interest	**10,665**	11,517
Redeemable preferred stock ($0.01 par value, liquidation preference of $64,120 and $105,875 at October 31, 2006 and 2005, respectively.)	**59,950**	98,989
Shareholders' equity:		
Common stock ($.0001 par value); 150,000,000 shares authorized at October 31, 2006 and October 31, 2005; 53,130,901 and 48,497,088 shares issued and outstanding at October 31, 2006 and October 31, 2005, respectively.	**5**	5
Additional paid-in capital	**470,045**	424,472
Accumulated deficit	**(369,255)**	(293,513)
Treasury stock, Common, at cost (15,583 shares in 2006 and 4,279 shares in 2005)	**(158)**	(44)
Deferred compensation	**158**	44
Total shareholders' equity	**100,795**	130,964
Total liabilities and shareholders' equity	**$ 206,652**	$265,520

See accompanying notes to consolidated financial statements.

FUELCELL ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)	Years Ended October 31, 2006	2005	2004
Revenues:			
Product sales and revenues	**$ 21,514**	$ 17,398	$ 12,636
Research and development contracts	**11,774**	12,972	18,750
Total revenues	**33,288**	30,370	31,386
Costs and expenses:			
Cost of product sales and revenues	**61,526**	52,067	39,961
Cost of research and development contracts	**10,330**	13,183	27,290
Administrative and selling expenses	**17,759**	14,154	14,901
Research and development expenses	**24,714**	21,840	26,677
Purchased in-process research and development	—	—	12,200
Total costs and expenses	**114,329**	101,244	121,029
Loss from operations	**(81,041)**	(70,874)	(89,643)
License fee income, net	**42**	70	19
Interest expense	**(103)**	(103)	(137)
Loss from equity investments	**(828)**	(1,553)	—
Loss on derivatives	**(233)**	—	—
Interest and other income, net	**5,951**	5,526	2,472
Loss before redeemable minority interest	**(76,212)**	(66,934)	(87,289)
Redeemable minority interest	**107**	—	—
Loss before provision for income taxes	**(76,105)**	(66,934)	(87,289)
Provision for income taxes	—	—	—
Loss from continuing operations	**(76,105)**	(66,934)	(87,289)
Discontinued operations, net of tax	—	(1,252)	846
Net loss	**(76,105)**	(68,186)	(86,443)
Preferred stock dividends	**(8,117)**	(6,077)	(964)
Net loss to common shareholders	**$ (84,222)**	$ (74,263)	$ (87,407)
Loss per share basic and diluted:			
Continuing operations	**$ (1.65)**	$ (1.51)	$ (1.84)
Discontinued operations	—	(0.03)	0.01
Net loss to common shareholders	**$ (1.65)**	$ (1.54)	$ (1.83)
Basic and diluted weighted average shares outstanding	**51,046,843**	48,261,387	47,875,342

See accompanying notes to consolidated financial statements.

FUELCELL ENERGY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands, except share and per share amounts)	Shares Of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Deferred Compensation	Total Shareholders' Equity
Balance at October 31, 2003	**39,423,133**	**$ 4**	**$340,559**	**$(135,478)**	**$ —**	**$ —**	**$205,085**
Issuance of common stock and assumption of stock options related to acquisition, net	8,159,657	1	81,811	—	—	—	81,812
Reclassification of accretion of fair value discount and dividends paid for Series 1 Preferred stock (Note 1)	—	—	—	(1,537)	—	—	(1,537)
FuelCell Energy, Inc. warrants earned	—	—	534	—	—	—	534
Issuance of common stock under benefit plans	34,106	—	279	—	—	—	279
Stock options exercised	515,798	—	2,975	—	—	—	2,975
Net loss	—	—	—	(86,443)	—	—	(86,443)
Balance at October 31, 2004	**48,132,694**	**5**	**426,158**	**(223,458)**	**—**	**—**	**202,705**
Sale of common stock	185,200	—	1,959	—	—	—	1,959
Reclassification of accretion of fair value discount and dividends paid for Series 1 Preferred stock (Note 1)	—	—	—	(1,637)	—	—	(1,637)
Preferred dividends – Series B	—	—	(5,004)	—	—	—	(5,004)
Equity method losses in Versa Power Systems, Inc.	—	—	—	(232)	—	—	(232)
Increase in additional paid-in-capital for stock and options issued under benefit plans	183,473	—	1,359	—	—	—	1,359
Deferred compensation	(4,279)	—	—	—	(44)	44	—
Net loss	—	—	—	(68,186)	—	—	(68,186)
Balance at October 31, 2005	**48,497,088**	**5**	**424,472**	**(293,513)**	**(44)**	**44**	**130,964**
Sale of common stock	681,000	—	7,993	—	—	—	7,993
Impact of change in accounting for Series 1 Preferred stock (Note 1)	—	—	—	363	—	—	363
Share-based compensation	—	—	4,369	—	—	—	4,369
Issuance of warrants under distributor agreement	—	—	34	—	—	—	34
Increase in additional paid-in-capital for stock and options issued under benefit plans	410,502	—	2,250	—	—	—	2,250
Conversion of Series B Preferred stock to common stock	3,553,615	—	39,039	—	—	—	39,039
Preferred dividends – Series B	—	—	(8,112)	—	—	—	(8,112)
Deferred compensation	(11,304)	—	—	—	(114)	114	—
Net loss	—	—	—	(76,105)	—	—	(76,105)
Balance at October 31, 2006	**53,130,901**	**$ 5**	**$ 470,045**	**$ (369,255)**	**$(158)**	**$158**	**$ 100,795**

See accompanying notes to consolidated financial statements.

FUELCELL ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share amounts)	Years Ended October 31, 2006	2005	2004
Cash flows from operating activities:			
Net loss	**$(76,105)**	$(68,186)	$(86,443)
Adjustments to reconcile net loss to net cash used in operating activities, net of effects of acquisitions:			
(Income) loss from discontinued operations	**—**	1,252	(846)
Asset impairment	**583**	994	—
Stock-based compensation	**4,369**	236	—
Loss in equity investments	**828**	1,553	—
Redeemable minority interest	**(107)**	—	—
Loss on derivatives	**233**	—	—
Depreciation and amortization	**9,558**	8,119	7,918
Amortization (accretion) of bond premium (discount)	**(167)**	(809)	501
Purchased in-process research and development	**—**	—	12,200
Provision for doubtful accounts	**(62)**	71	(32)
(Increase) decrease in operating assets:			
Accounts receivable	**897**	(2,534)	(2,619)
Inventories	**(1,980)**	2,480	1,333
Other assets	**1,001**	725	2,436
Increase (decrease) in operating liabilities:			
Accounts payable	**6,274**	(3,305)	1,388
Accrued liabilities	**688**	777	(2,762)
Deferred revenue and customer deposits	**5,581**	2,653	2,315
Net cash used in operating activities	**(48,409)**	(55,974)	(64,611)
Cash flows from investing activities:			
Capital expenditures	**(11,287)**	(14,072)	(7,921)
Cash acquired from acquisition of Global Thermoelectric, Inc., net of transaction costs	**—**	—	53,004
Sale of Global Thermoelectric, Inc., net of transaction costs	**—**	—	15,913
Treasury notes matured	**202,761**	382,608	101,546
Treasury notes purchased	**(139,676)**	(432,424)	(96,433)
Net cash (used in) provided by investing activities	**51,798**	(63,888)	66,109
Cash flows from financing activities:			
Repayment on long-term debt	**(310)**	(456)	(160)
Net proceeds from sale of common stock	**7,993**	1,992	—
Net proceeds from sale of preferred stock	**—**	99,007	—
Payment of preferred dividends	**(8,931)**	(4,354)	(378)
Common stock issued for option and stock purchase plans	**1,404**	616	3,240
Net cash provided by financing activities	**156**	96,805	2,702
Net cash provided by discontinued operations	**—**	—	559
Net (decrease) increase in cash and cash equivalents	**3,545**	(23,057)	4,759
Cash and cash equivalents-beginning of year	**22,702**	45,759	41,000
Cash and cash equivalents-end of year	**$ 26,247**	$ 22,702	$ 45,759

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2006, 2005, and 2004
(Tabular amounts in thousands, except share and per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FuelCell Energy, Inc. is engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell ® ("DFC") power plants produce reliable, secure and environmentally friendly 24/7 base load electricity for commercial and industrial, government and other customers. We have commercialized our DFC carbonate products and are beginning the development of planar solid oxide fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost-out initiatives.

The consolidated financial statements include our accounts and those of our subsidiaries, including our Canadian subsidiary, FuelCell Energy, Ltd., and a subsidiary formed in April 2006, Bridgeport Fuel Cell Park, LLC, for the purpose of developing a 10 MW fuel cell park to be located in Bridgeport, Connecticut. Alliance Monterrey, LLC; Alliance Chico, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC are joint ventures with Alliance Power, Inc. to construct fuel cell power plants and sell power under power purchase agreements to the following customers: the City of Santa Barbara, the Sierra Nevada Brewering Co., the Sheraton San Diego Hotel & Marina, the Westin San Francisco Airport Hotel and TST Inc., respectively. The financial results of the joint ventures are consolidated with those of the Company, which owns 80 percent of each entity. Cumulative minority interest in these Alliance entities is not material to the consolidated financial statements. Intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to our prior year amounts to conform to the 2006 presentation.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. Approximately $0.8 million of our cash and cash equivalents have been pledged as collateral for certain banking relationships in which we participate.

Investments

Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held to maturity since we have the ability and intention to hold them until maturity. The notes are being carried at amortized cost, which is par value, plus or minus unamortized premium or discount. Such notes are classified as current assets when remaining maturities are one year or less, and as non-current assets when remaining maturities are greater than one year.

Inventories

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market.

Raw materials consist mainly of various nickel powders and steels, and various other components used in producing cell stacks. Work-in-process inventory is comprised of material, labor, and overhead costs incurred by us to build fuel cell stacks, which are subcomponents of power generation systems, which have not yet been dedicated to a particular research and development contract, field trial, or commercial customer, (collectively the "end users"), and which are estimated to be fully recovered from the end users. In instances where costs incurred exceed anticipated recovery, those excess costs are charged to cost of product sales and revenues as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we compare the carrying amount of the assets to future undiscounted net cash flows, excluding interest costs, expected to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

Our revenue is primarily generated from customers located throughout the U.S., Europe and Asia and from agencies of the U.S. government. We generally require a down payment with the acceptance of a purchase order from a customer.

We contract with our customers to perform research and development or manufacture and install fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method. Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2006, research and development sales backlog totaled $30.1 million, of which 28 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales, service contracts, revenue from the sale of electricity under power purchase agreements and grant revenue. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the contract. Revenues from the sale of electricity are recognized as electricity is generated and provided to the customer. Incentive funding revenue is recognized ratably over the term of the power purchase agreement.

As our fuel cell products are in their early stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

License Fee Income / Expense Recognition

License fee income arises from an agreement with MTU CFC Solutions GmbH ("MTU CFC"), our European partner, in which we granted MTU CFC an exclusive license to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Amounts received are deferred and recognized ratably over the term of the agreement. We recognized approximately $0.3 million of license fee income during each of the fiscal years ended October 31, 2006, 2005, and 2004.

License fee expense arises from royalty agreements with MTU CFC, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.2 million of royalty expense under these agreements in fiscal 2006 (which was offset against license fee income on the consolidated statements of operations).

Deferred Revenue and Customer Deposits

We bill customers based upon certain milestones being reached. These billings are deferred and recognized as revenue based upon the Revenue Recognition policy summarized above.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Research and Development

Our cost of research and development contracts reflects costs incurred under specific customer-sponsored research and development contracts. These costs consist of both manufacturing and engineering labor, including applicable overhead expenses, materials to build prototype units, materials for testing, and other costs associated with our research and development contracts.

Our research and development expenses reflect costs incurred for internal research and development projects conducted without specific customer-sponsored contracts. These costs consist primarily of labor, overhead, materials to build prototype units, materials for testing, consulting fees and other costs associated with our internal research and development expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, allowances for uncollectible receivables, excess or slow-moving inventories, obsolete inventories, impairment of assets, product warranty, depreciation and amortization, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)

Comprehensive income (loss) is the increase or decrease in equity from sources other than owners. Our comprehensive loss equals net loss as reported on our consolidated statement of operations totaling $76.1 million, $68.2 million and $86.4 million for the years ended October 31, 2006, 2005 and 2004, respectively.

Foreign Currency Translation

Our Canadian operations are considered financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. Under the temporal method, foreign currency gains or losses are recorded on the statement of operations. The functional currency is U.S. dollars. Monetary items are translated at period end exchange rates; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at average rates of exchange prevailing during the period; and depreciation and amortization are translated at the same exchange rate as the assets to which they relate. Monetary items consist primarily of current assets and current liabilities, such as cash, cash equivalents and investments and accounts payable, which are denominated in non-U.S. currencies. We recognized approximately $10 thousand and $16 thousand in foreign currency losses during fiscal years ended October 31, 2006 and 2005 and $0.5 million in foreign currency gains during the fiscal year ended October 31, 2004. These amounts have been classified in interest and other income on our consolidated statement of operations.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R (revised 2004), "Share-Based Payment", which revised SFAS No. 123, "Accounting for Stock-Based Compensation". This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted this statement as of November 1, 2005 as required. Refer to Note 14 of Notes to Consolidated Financial Statements for additional information.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of this accounting standard on November 1, 2005, as required, and there was not a material impact to the Company's financial statements.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability's fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of this accounting standard in the fourth quarter of fiscal 2006, as required, and there was no impact to the Company's financial statements as of October 31, 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertain Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 16, 2006 (beginning of our fiscal 2008 or November 1, 2007). The Company is currently evaluating FIN 48 and we do not anticipate that it will have a material impact on our financial statements upon adoption due to the Company's current income tax position.

Change in Accounting for Series 1 Preferred Shares and Derivative Liability

In the fourth quarter of 2006, the Company recorded a cumulative net charge of $0.1 million to the consolidated statement of operations to correct an accounting error related to the Series 1 Preferred shares of FuelCell Energy, Ltd (a wholly-owned subsidiary of the Company). This net charge was recorded in the consolidated statement of operations as a loss on derivatives of $0.2 million and a gain related to redeemable minority interest of $0.1 million. Prior to this change in accounting, the Series 1 Preferred shares were reported in shareholders' equity as Preferred shares of subsidiary. We have concluded that these shares should be accounted for as a redeemable minority interest in FuelCell Energy, Ltd. As a result, we have reclassified the Preferred shares of subsidiary totaling $10.7 million and $11.5 million as of October 31, 2006 and 2005, respectively to Redeemable minority interest on the consolidated balance sheets. Additionally, in the consolidated balance sheet as of October 31, 2005, we have reclassified to accumulated deficit the accretion of the fair value discount on the Series 1 Preferred shares and dividends paid on these shares, which had previously been reported in additional paid-in-capital. No revisions have been made to the historical consolidated statements of operations.

As part of this accounting change, we determined that the Series 1 Preferred shares include embedded derivatives (the conversion feature of the security and its variable dividend obligation) which require bifurcation from the host contract and separate accounting in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This derivative liability is classified as a component of Long-term debt and other liabilities on the Consolidated Balance Sheets.

Refer to Note 12 of Notes to Consolidated Financial Statements for additional information.

Reclassification of Series B Cumulative Convertible Perpetual Preferred Stock

EITF Topic D-98, "Classification and Measurement of Redeemable Securities", requires that if registered securities are required to be issued, that maintaining registration may be outside of the Company's control. Accordingly, we have reclassified the Series B Preferred stock into a temporary equity classification (outside of the general heading of shareholders' equity) as of October 31, 2005 because we are unable to ensure that registered share of our common stock will be available to pay the redemption price. Notwithstanding the foregoing, it is the Company's intent to convert or pay any potential redemption price on the Series B Preferred stock through the issuance of our common stock, if possible.

NOTE 2. BUSINESS ACQUISITION AND SALE TRANSACTIONS

During fiscal 2004, we acquired, Global Thermoelectric Inc. ("Global") and subsequently divested its business units through the sale of Global on May 28, 2004 and the combination of our Canadian solid oxide fuel cell ("SOFC") operations with Versa, which was agreed to in October 2004 and closed in November 2004.

Acquisition of Global Thermoelectric Inc.

On November 3, 2003, we completed our acquisition of Global, a leading developer of SOFC technology, headquartered in Calgary, Canada. We believe this acquisition strengthened our capabilities for the U.S. DOE's research programs related to SOFC technology.

As consideration in this acquisition, we issued approximately 8.2 million shares of common stock (or equivalents) valued at approximately $80.8 million. We also assumed the Global stock option plan valued at approximately $1.0 million, preferred shares with a fair value at the time of acquisition of approximately $9.1 million, and incurred transaction costs of approximately $3.9 million. The total purchase price was calculated at approximately $94.8 million. Pursuant to the terms of the Global acquisition agreement, there was a collar set in determining the exchange ratio. Specifically, if FuelCell's stock price closed at a 20 day "daily volume-weighted-average trading price":

- greater than $9.74, the exchange ratio would be 0.279 shares of FuelCell Energy common stock for each share of Global common stock;
- less than $7.96, the exchange ratio would be 0.342 shares of FuelCell Energy common stock for each share of Global common stock; and
- between $7.96 and $9.74, the Global common shareholders would receive approximately $2.72 of FuelCell Energy common stock (or exchangeable shares) for each Global share held.

The measurement date was determined in accordance with EITF Issue No. 99-12 – "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination". EITF 99-12 states that the measurement date is the date at "which the number of acquirer shares and the amount of consideration become fixed and determinable without subsequent revision." In this transaction, the measurement date on which the shares to be issued became fixed and determinable was September 11, 2003 and the common stock valuation price was $9.91. Given this valuation price and according to the terms of the combination agreement, the exchange ratio was 0.279.

In accordance with SFAS 141, "Business Combinations", we allocated the purchase price to the tangible assets, liabilities and intangible assets acquired, as well as in-process research and development based on their estimated fair values. The excess purchase price over the fair value was recorded as goodwill. The initial purchase price allocation was subsequently adjusted due to the sale of Global and the TEG product line. Assets and liabilities of the TEG product line were classified as held for sale as of the acquisition date.

The adjusted purchase price allocation is as follows:

	Purchase Price Allocation
Cash and investments	$ 55,781
Property and equipment	11,193
Other assets	641
Accounts payable and accrued liabilities	(5,185)
Accrued restructuring costs	(1,261)
Long term debt and other liabilities	(353)
Purchased in-process research and development	12,200
Assets held for sale(1)	19,107
Liabilities held for sale	(2,061)
Goodwill	4,760
Investment in Global	$ 94,822

(1) Assets held for sale includes goodwill totaling approximately $10.5 million. The amount of goodwill allocated as held for sale was determined to be the cash price paid by the acquiring company (net of selling costs) less the net fair value of the assets and liabilities sold.

Purchased in-process research and development

In 1997, Global began developing SOFC technology, which is a ceramic planar (flat, square or rectangular) cell, with a solid electrolyte that is anode supported (the thickest component to which all other materials are subsequently mounted) and conducts oxygen ions. Global has developed a proprietary microstructure that gives its fuel cells very high power densities (the amount of power measured in watts per square centimeter of surface area).

The $12.2 million allocated to in-process research and development ("IPR&D") was determined using two established valuation techniques. The cost approach valuation method was used because the SOFC technology is early in its development cycle and reliable forecasts of future benefit do not exist. The market approach method was used to estimate the implied value of the SOFC technology by estimating the fair value of the generator product line, adding net cash assumed in the acquisition, and then subtracting this total amount from the cash and stock consideration paid. An average of these two valuation techniques was used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses exist, it was expensed upon acquisition in accordance with SFAS No. 2, "Accounting for Research and Development Costs."

The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology. In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. The SECA program is a cost-share program totaling approximately $139 million to be conducted over three phases. We currently estimate that it will take between five and ten years to complete the development.

Sale of Global Thermoelectric Inc.

On May 28, 2004, we completed the sale of Global, and its thermoelectric generator ("TEG") product line, for proceeds of approximately U.S. $15.9 million. Our SOFC technology development group, including intellectual property, employees, and manufacturing, research and development facilities, was consolidated into a new Canadian subsidiary, FuelCell Energy, Ltd. (formerly FCE Canada Inc.). Assets and liabilities relating to the SOFC business and the majority of Global's cash was transferred to FuelCell Energy, Ltd. and FuelCell Energy, Inc. prior to the sale. In addition, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares issued by FuelCell Energy, Ltd.

The following table represents the results of this discontinued operation, net of related income taxes:

Year Ended October 31,	2005[(1)]	2004
Product sales and revenues	$ —	$13,079
Cost of product sales	—	9,853
Asset impairments and facility exit costs	1,252	—
Operating expenses	—	2,217
Operating income (loss)	(1,252)	1,009
Provision (benefit) for income taxes	—	163
Discontinued operations, net of tax	$(1,252)	$ 846

(1) During fiscal 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million. In addition, we incurred approximately $0.4 million of exit costs related to these facilities, which resulted in a total loss from discontinued operations of approximately $1.3 million.

There were no discontinued operations during the fiscal period ended October 31, 2006.

Sale of Solid Oxide Fuel Cell Assets

On November 1, 2004, we transferred substantially all of our Canadian solid oxide fuel cell ("SOFC") assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa. In exchange, we received 5,714 shares of Versa common stock, increasing our ownership position in Versa to 7,714 shares. No cash was exchanged in the transaction. The consideration received by us in the transaction was determined based upon arms-length negotiations of the parties. Our investment in Versa totaled approximately $11.5 million and $12.3 million as of October 31, 2006 and 2005, respectively.

NOTE 3. INVESTMENTS

Our short and long term investments are in U.S. treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at October 31, 2006 and 2005:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (losses)	Fair Value
At October 31, 2006				
U.S. government obligations	$ 94,340	$24	$(345)	$ 94,019
At October 31, 2005				
U.S. government obligations	$157,258	$—	$(606)	$156,652

Reported as:

	2006	2005
Short-term investments	$81,286	$113,330
Long-term investments	13,054	43,928
Total	$94,340	$157,258

As of October 31, 2006, short-term investment securities have maturity dates ranging from November 15, 2006 to September 30, 2007, and estimated yields ranging from 3.40 percent to 5.10 percent. Long-term investment securities have maturity dates ranging from December 31, 2007 to March 31, 2008, and estimated yields ranging from 4.36 percent to 5.16 percent. Our weighted average yield on our short and long-term investments was 4.42% as of October 31, 2006.

NOTE 4. INVENTORIES

The components of inventory at October 31, 2006 and October 31, 2005 consisted of the following:

	2006	2005
Raw materials	$ 5,571	$ 4,772
Work-in-process	8,550	7,369
Total	$14,121	$12,141

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market adjustment against gross inventory values. Our lower of cost or market adjustment, reducing gross inventory values to the reported amounts, was approximately $10.8 million and $7.8 million at October 31, 2006 and 2005, respectively.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable at October 31, 2006 and 2005 consisted of the following:

	2006	2005
U.S. Government:		
Amount billed	**$ 28**	$ 302
Unbilled recoverable costs	**674**	1,234
Retainage	—	10
	702	1,546
Commercial Customers:		
Amount billed	**3,447**	4,178
Unbilled recoverable costs	**5,253**	4,338
	8,700	8,516
	$9,402	$10,062

Retainage represents amounts billed but not paid by customers pursuant to retainage provisions in the contracts that will be due upon completion of the contracts and acceptance by the customer and that may be collected over more than one year. Unbilled recoverable costs represent amounts of revenue recognized on costs incurred on contracts in progress that are generally billed within the next 30 days.

The allowance for doubtful accounts was $0.04 million and $0.1 million at October 31, 2006 and 2005, respectively. Fiscal 2006 activity within the allowance for doubtful accounts included decreases totaling $0.4 million, partially offset by increases totaling $0.3 million.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at October 31, 2006 and 2005 consisted of the following:

	2006	2005	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**5,996**	6,012	10-30 years
Machinery, equipment and software	**50,645**	49,435	3-8 years
Furniture and fixtures	**2,456**	2,320	6-10 years
Equipment leased to others	**2,063**	2,063	3 years
Power plants for use under power purchase agreements	**20,576**	15,331	10 years
Construction in progress(1)	**6,316**	2,764	
	88,576	78,449	
Less, accumulated depreciation and amortization	**(40,440)**	(31,744)	
Total	**$ 48,136**	$ 46,705	

(1) Included in construction in progress are costs of approximately $3.0 million and $1.5 million at October 31, 2006 and 2005, respectively, to build power plants, which will service power purchase agreement contracts.

During fiscal 2006, the Company recorded a charge of $0.5 million related to the impairment of an asset being used to produce electricity under a power purchase agreement. This charge is included in cost of product sales and revenue on the consolidated statement of operations and the fair value of the asset was based on an estimate of future cash flows directly associated with the use and eventual disposition of the asset. As of October 31, 2006, the Company expected the power plant to be sold, however certain modifications were still in process to allow for the power plant to run on digester gas. The sale of this power plant was completed in December 2006.

Depreciation expense was $9.2 million, $7.8 million and $6.5 million for the years ended October 31, 2006, 2005 and 2004, respectively.

NOTE 7. OTHER ASSETS

The components of other current assets at October 31, 2006 and October 31, 2005 consisted of the following:

	2006	2005
Advance payments to vendors (1)	**$ 765**	$ 591
Interest receivable	**789**	1,483
Prepaid expenses and other	**1,099**	1,585
Total	**$2,653**	$3,659

(1) Advance payments to vendors related to inventory purchases. We provide for a lower of cost or market adjustment against these advance payments. This adjustment totaled approximately $0.5 million and $0.2 million at October 31, 2006 and 2005, respectively.

Other long-term assets at October 31, 2006 and 2005 consisted of the following:

	2006	2005
Power plant license (1)	**$ —**	$241
Deposits and other	**270**	279
Total	**$270**	$520

(1) Power plant licenses were amortized over 10 years on a straight-line basis and were fully amortized as of October 31, 2006.

NOTE 8. EQUITY INVESTMENTS

Our investment in Versa totaled approximately $11.5 million and $12.3 million as of October 31, 2006 and as of October 31, 2005, respectively. We began accounting for this investment under the equity method as of November 1, 2004, at which time our ownership increased from 16 percent to 42 percent. As of October 31, 2006, our ownership interest was 39 percent due to additional capital contributions received by Versa from other owners and our equity in the net assets of Versa totaled approximately $3.5 million.

With the change from the cost to the equity method of accounting, we recorded an adjustment of $0.2 million in 2005 to accumulated deficit to account for our share of the historical losses in this entity assuming we had always been under the equity method. Our share of equity losses for fiscal 2006 and 2005 were $0.9 million and $1.6 million, respectively.

In April 2006, we entered into an agreement to sell our equity investment in Everplore Technology (Xiamen) Co. and recognized a gain of approximately $37 thousand, which offset losses from equity investments.

NOTE 9. ACCRUED LIABILITIES

Accrued liabilities at October 31, 2006 and 2005 consisted of the following:

	2006	2005
Accrued payroll and employee benefits	**$3,631**	$3,370
Accrued contract and operating costs	**2,510**	2,945
Accrued taxes and other	**277**	703
Total	**$6,418**	$7,018

NOTE 10. DEBT

At October 31, 2006 and 2005, debt consisted of the following:

	2006	2005
Notes payable	$ 955	$1,104
Less – current portion	(653)	(364)
Long-term debt	$ 302	$ 740

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over eight years, with payments of interest only for the first six months and then repaid in monthly installments with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rates at October 31, 2006 and October 31, 2005 were 7.6 percent and 6.5 percent, respectively.

Aggregate annual principal payments under the loan agreements for the years subsequent to October 31, 2006 are as follows:

2007	$653
2008	286
2009	15
2010	1
	$955

NOTE 11. SHAREHOLDERS' EQUITY

Options and Stock Purchase Plan

At October 31, 2006, 9,042,905 shares of common stock have been reserved for issuance pursuant to our equity incentive plans and our Section 423 Stock Purchase Plan. Refer to Note – 14 for additional disclosure related to these plans.

Common Stock Offering

During fiscal 2006, we sold 681,000 shares of our common stock. Total net proceeds to us from the sale of these securities was approximately $8.0 million.

Warrants

On April 6, 2004, we issued warrants to purchase 1,000,000 shares of our common stock to Marubeni Corporation (Marubeni) in conjunction with a revised distribution agreement. Pursuant to the terms of this agreement, Marubeni placed orders for 4 megawatts of DFC power plants, and committed to creating a sub-distributor network and to provide additional support for our products. All previously issued warrants to Marubeni were cancelled. As part of these warrant agreements, the warrants vest in separate tranches once Marubeni has ordered totals of between 5 MW and 45 MW of our products. As of October 31, 2006, 800,000 of these warrants had expired. The exercise price of the remaining 200,000 warrants (which are unvested) is $18.73 per share and the warrants will expire April 2007, if not exercised sooner.

On July 7, 2005, we issued warrants to purchase up to an aggregate of 1,000,000 shares of our common stock to Enbridge Inc. (Enbridge) in conjunction with an amended distribution agreement. All previously issued warrants to Enbridge were cancelled. The warrants vest on a graduated scale based on the total number of megawatts contained in product orders and the timing of when such orders are generated by Enbridge. In October 2006, Enbridge placed a qualifying order resulting in vesting of 30,000 warrants with an exercise price of $9.89. The expiration date of these vested warrants is October 31, 2008. The exercise prices of the remaining 970,000 unvested warrants range from $9.89 to $11.87 per share and the expiration dates range from June 30, 2008 to June 30, 2010.

Investments by Strategic Partners

Two of our key business partners are shareholders of FuelCell Energy; MTU Friedrichshafen GmbH and Marubeni. These business partners have less than a 10 percent ownership interest in the Company and do not exercise management control over the business.

NOTE 12. PREFERRED STOCK

Redeemable Series B Preferred Shares

On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the "Initial Purchasers") for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, we closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B Preferred Stock to the Initial Purchasers.

At October 31, 2006 and 2005, there were 200,000 authorized and there were 64,120 and 105,875 shares issued and outstanding, respectively. The carrying value of the Series B Preferred Stock as of October 31, 2006 and 2005 represents the net proceeds to us of approximately $60.0 million and $99.0 million, respectively. During fiscal 2006, we converted 41,755 shares of Series B Preferred Stock (the "Shares") into 3,553,615 shares of our common stock. The conversion occurred pursuant to the terms of the Certificate of Designation for the Series B Preferred Stock, whereby upon conversion, the holders received 85.1064 shares of our common stock per share of Series B Preferred Stock. In addition, pursuant to the conversion of the Shares, we paid the holders of the Shares a per Share conversion premium ("Conversion Premium"). The aggregate Conversion Premium was $4.3 million, which has been recorded as a dividend.

The following is a summary of certain provisions of our Series B preferred stock. The shares of our Series B preferred stock and the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement.

Ranking

Shares of our Series B preferred stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

- senior to shares of our common stock;
- junior to our debt obligations; and
- effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

Dividends

The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends will be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series B preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series B preferred stock will not bear any interest.

The dividend rate on the Series B preferred stock is subject to upward adjustment as set forth in the certificate of designation of the Series B preferred stock if we fail to pay, or to set apart funds to pay, dividends on the shares of our Series B preferred stock for any quarterly dividend period. The dividend rate on the Series B preferred stock is also subject to upward adjustment as set forth in the registration rights agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B preferred shares (or the underlying common shares) set forth in the registration rights agreement.

No dividends or other distributions may be paid or set apart for payment upon our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid dividends have been paid or funds or shares of common stock therefore have been set apart on our Series B preferred stock.

We may pay dividends on the Series B preferred stock:

- in cash; or
- at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market.

Liquidation

The Series B preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares (if any). After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series B preferred stock are entitled, holders of shares of our Series B preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion

A share of our Series B preferred.stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders of Series B preferred stock will not receive a cash payment for any accumulated dividends. Instead accumulated dividends, if any, will be cancelled.

On or after November 20, 2009 we may, at our option, cause shares of our Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation for the Series B preferred stock.

If holders of shares of our Series B preferred stock elect to convert their shares in connection with certain fundamental changes (as described below and in the certificate of designation), we will in certain circumstances discussed below increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B preferred stock are converted into shares of the acquiring or surviving company, in each case as described in the certificate of designation.

The adjustment of the conversion price of the Series B preferred stock is to prevent dilution of the interests of the holders of the Series B preferred shares, including on account of the following:

- Issuances of common stock as a dividend or distribution to holders of our common stock;
- Common stock share splits or share combinations;
- Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
- Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

Shares of our Series B Preferred Stock will not be redeemable by us, except in the case of a fundamental change (as described below and in the certificate of designation) whereby holders may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B Preferred Stock to be repurchased, plus accrued and unpaid dividends, if any. We may, at our option, elect to pay the redemption price in cash or, in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

Redemption by holders of the Series B Preferred Stock can only occur upon a fundamental change, which the Company does not consider to be probable at this time. Accordingly, future adjustments of the redemption price will only be made if and when a fundamental change is considered probable.

A "fundamental change" will be deemed to have occurred if any of the following occurs:

(1) any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;

(3) the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or

(4) we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to repurchase their shares if either:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105% of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;

- at least 90% of the consideration, excluding cash payments for fractional shares and in respect of dissenters' appraisal rights, in the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
- in the case of number 4 above of a fundamental change event, the transaction is effected solely to change our jurisdiction of incorporation.

Voting

Holders of shares of our Series B preferred stock have no voting rights unless (1) dividends on any shares of our Series B preferred stock or any other class or series of stock ranking on a parity with the shares of our Series B preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series B preferred stock following a fundamental change (as described in the certificate of designation for the Series B preferred stock). In each such case, the holders of shares of our Series B preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable, if any) will be entitled to vote for the election of two directors in addition to those directors on the board of directors at such time at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the shares of our Series B preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series B preferred stock will terminate immediately upon the termination of the right of holders of shares of our Series B preferred stock to vote for directors.

So long as any shares of our Series B preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series B preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series B preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to our Series B preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series B preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series B preferred stock.

Series 1 Preferred Shares - Redeemable minority interest

In conjunction with our acquisition of Global, we assumed the preferred share obligation comprised of 1,000,000 Series 2 non-voting Preferred Shares. With the sale of the Global entity in May of 2004, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares (Preferred Shares) issued by FuelCell Energy, Ltd. As discussed in more detail within Note 1, the consolidated financial statements included herein reflect the correction of an accounting error for the Series 1 Preferred shares, which are now accounted for as a redeemable minority interest in FuelCell Energy, Ltd. Prior to this accounting change, the Series 1 Preferred shares were accounted for in shareholders' equity. Additionally, we determined that the Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract and separate accounting in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, because they are not clearly and closely related to the characteristics of the Series 1 Preferred shares. Specifically, the embedded derivatives requiring bifurcation from the host contract are the conversion feature of the security and the variable dividend obligation. The derivatives embedded within the Series 1 Preferred shares are discussed in more detail below.

As of November 3, 2003, the acquisition date of Global, the fair value of the Series 1 Preferred shares was determined using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows are estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. Because the Series 1 Preferred shares were issued as a replacement of the Series 2 Preferred shares with equivalent terms and dividend requirements, the Company determined that the fair value of the Series 1 Preferred shares determined on the acquisition date of Global was equivalent to the Series 2 Preferred shares. The fair value of the Series 1 Preferred shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount. As of October 31, 2006, the Series 1 Preferred shares had an accreted value of $10.7 million.

The significant terms of the Series 1 Preferred stock include the following:

Voting Rights - The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FuelCell Energy, Ltd., but shall be entitled to receive notice of meetings of shareholders of FuelCell Energy, Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.

Dividends – Quarterly dividends of Cdn.$312,500 accrue on the Series 1 Preferred shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc. ("Enbridge"), the sole current holder of the Series 1 Preferred shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. Cumulative unpaid dividends and interest at October 31, 2006 were approximately $5.3 million. Subsequent to 2010, FuelCell Energy, Ltd. would be required to pay annual dividend amounts totaling Cdn.$1.25 million so long as the Series 1 Preferred shares remain outstanding. The Company has guaranteed the dividend obligations to the Series 1 Preferred shareholders. During the year ended October 31, 2006, we paid cash dividends totaling Cdn. $500,000 to Enbridge.

Dividend and accrued interest payments can be made in cash or common stock, at the option of FuelCell Energy, Ltd., and such shares issuable may be unregistered. If the Company elects to make such payments using shares of common stock, the number of common shares is determined by dividing the cash dividend obligation by 95% of the volume weighted average price in U.S. dollars at which the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.

Redemption - FuelCell Energy, Ltd., at its option, may redeem the whole or any part of the Series 1 Preferred shares if the trading price of our common stock for a calculated period is not less than 120% of the current conversion price and any accrued and unpaid dividends. On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn.$25 per share and any accrued and unpaid dividends. Holders of the Series 1 Preferred shares do not have any mandatory or conditional redemption rights.

Liquidation or Dissolution - In the event of the liquidation or dissolution of the Company, the holder of Series 1 Preferred shares will be entitled to receive a priority of Cdn.$25,000,000 and any accrued and unpaid dividends. These liquidation obligations have been guaranteed by the Company.

Conversion - A holder of Series 1 Preferred shares has the right to convert such shares into fully paid and non-assessable common stock of the Company at the following conversion prices:

- Cdn$120.22 per share of our common stock until July 31, 2010;
- Cdn$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;
- Cdn$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and
- at any time after July 31, 2020, at a price equal to 95% of the then current market price (in Cdn.$) of shares of our common stock at the time of conversion.

Conditions resulting in adjustments to conversion rate – The conversion rate set forth above shall be adjusted if we: (i) split our shares of common stock; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to our common stockholders enabling them to acquire our common stock at a price less than 95% of the then-current price; or (iii) fix a record date to distribute to our common stockholders shares of any class of securities, indebtedness or assets.

Derivative liability related to Series 1 Preferred Shares

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the conversion feature and variable dividend contained in the terms governing the Series 1 Preferred shares are not clearly and closely related to the characteristics of the Series 1 Preferred shares. Accordingly, these features qualified as embedded derivative instruments and, because they do not qualify for any scope exception within SFAS No. 133, they are required to be accounted for separately and recorded as derivative financial instruments.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 Preferred security, it is assumed that the Company will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2010. The cumulative dividend is compounded at a 2.45% quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5% quarterly dividend payment stream, and the value of stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the preferred security is assumed to be force converted.

The assumptions used in both valuation models discussed above include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of the Company's common stock to determine the fair value of the derivatives. The aggregate fair value of these derivatives included within Long-term debt and other liabilities on our Consolidated Balance Sheet as of October 31, 2006 was $0.2 million

NOTE 13. SEGMENT INFORMATION AND MAJOR CUSTOMERS

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, we have identified one business segment: fuel cell power plant production and research.

Enterprise-wide Information

Enterprise-wide information provided on geographic revenues is based on the customer's ordering location. The following table presents net revenues by country:

Years ended October 31, Revenues:	2006	2005	2004
U.S.	**$27,531**	$22,178	$23,355
Germany	**4,097**	2,648	1,605
Asia	**1,660**	5,544	6,426
Total	**$33,288**	$30,370	$31,386

Information about Major Customers

We contract with a small number of customers for the sales of our products or research and development contracts. Those customers that accounted for greater than ten percent of our total net revenues during the three years ended October 31, 2006 are as follows:

Years ended October 31, Revenues:	2006	2005	2004
U.S. Government (1)	**34%**	40%	60%
MTU CFC	**12%**	*%	*%
County of Alameda, CA	***%**	10%	*%
Marubeni	***%**	18%	20%

* Less than 10 percent of total revenues in period.

(1) Includes government agencies such as the U.S. Department of Energy and the U.S. Navy either directly or through prime contractors.

Note 14. Benefit Plans

The Company has an employee savings plan, shareholder approved equity incentive plans and a shareholder approved Section 423 Stock Purchase Plan (the "ESPP"), which are described in more detail below.

Employee Savings Plans

The Capital Accumulation Plan (the "Plan") for employees of FuelCell Energy, Inc. was established by us on January 19, 1987 and was last amended in June 2004. A three-member committee administers the Plan. The Plan is a 401(k) plan covering our full time employees who have completed and provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide matching contributions equal to the employee's deferred compensation, up to a maximum of 6 percent of the employee's annual compensation. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive a Company match. Company contributions begin vesting after one year and are fully vested after five years. Under the Plan, there is no option available to the employee to receive or purchase our common stock. Under this plan, we charged to expense $1.3 million, $1.2 million and $1.1 million during the fiscal years ended October 31, 2006, 2005 and 2004, respectively.

Equity Incentive Plans

The Board adopted the 1988, 1998 and 2006 Equity Incentive Plans (collectively, "the Plans"). Under the terms of the Plans, 12.7 million shares of common stock may be granted as options or stock to our officers, key employees and directors. As of October 31, 2006, 2.2 million shares were available for grant. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year and have a ten-year maximum term. There were no stock appreciation rights outstanding at October 31, 2006 or 2005.

On November 1, 2005, we adopted SFAS No. 123R, "Share-Based Payment" utilizing the modified prospective approach. This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", which we used to account for share-based compensation transactions prior to November 1, 2005. The compensation expense for Share-Based Plans, which is recognized on a straight-line basis over the vesting period of each award, was $4.4 million for the fiscal period ended October 31, 2006. For fiscal 2006, share-based compensation expense included $0.7 million in cost of product sales and revenues, $0.2 million in cost of research and development contracts, $2.7 million in general and administrative expense and $0.8 million in research and development expenses. There was no share-based compensation expense recognized in the consolidated statement of operations for fiscal 2005.

The following table illustrates the effect on net loss and net loss per basic and diluted share for fiscal 2005 and 2004 as if we had applied the fair value method to our share-based compensation:

	2005	2004
Net loss to common shareholders, as reported	**$(74,263)**	$(87,407)
Add: Share-based employee compensation expense included in reported net loss	**169**	—
Less: Total share-based employee compensation expense determined under the fair value method for all awards	**(7,425)**	(9,690)
Pro forma net loss to common shareholders	**$(81,519)**	$(97,097)
Loss per basic and diluted common share to common shareholders, as reported	**$ (1.54)**	$ (1.83)
Pro forma loss per basic and diluted common share to common shareholders	**$ (1.69)**	$ (2.03)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility for fiscal 2006 is based on a combination of the historical volatility of the Company's stock and the implied volatility from traded options. Expected volatility for fiscal 2005 and 2004 is based on the historical volatility of the Company's stock. We use historical data to estimate the expected term of options granted.

	2006	2005	2004
Expected life (in years)	**6.3**	6.3	7.3
Risk-free interest rate	**4.6%**	4.0%	4.1%
Volatility	**56.6%**	73.0%	66.7%
Dividend yield	**0%**	0%	0%

The following table summarizes the Plans' stock option activity for the year ended October 31, 2006:

	Number of options	**Weighted average option price**
Outstanding at October 31, 2005	5,887,086	$10.26
Granted	1,109,858	9.89
Exercised	(279,853)	4.44
Cancelled	(263,687)	16.54
Outstanding at October 31, 2006	6,453,404	$10.33

The weighted average grant-date fair value per share for options granted during the periods ended October 31, 2006, 2005 and 2004 was $5.91, $6.10 and $9.25, respectively. The total intrinsic value of options outstanding and options exercisable at October 31, 2006 was $8.3 million and $8.1 million, respectively. The total intrinsic value of options exercised during the periods ended October 31, 2006, 2005 and 2004 was $2.1 million, $0.4 million and $5.4 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2006:

			Options Outstanding			Options Exercisable	
Range of exercise prices			Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.27	-	$5.10	1,591,800	1.07	1.66	1,591,800	1.66
$5.11	-	$9.92	1,677,005	7.51	7.93	669,939	7.17
$9.93	-	$14.74	2,010,981	6.94	12.41	1,102,519	13.32
$14.75	-	$19.56	658,618	2.36	17.59	650,118	17.61
$19.57	-	$24.39	246,000	4.46	23.01	246,000	23.01
$24.40	-	$29.21	27,000	4.24	26.15	27,000	26.15
$29.22	-	$34.03	178,000	4.05	29.91	178,000	29.91
$34.04	-	$48.49	64,000	3.95	38.50	64,000	38.50
			6,453,404	4.96	10.33	4,529,376	10.54

As of October 31, 2006, total compensation cost related to nonvested stock options not yet recognized was $9.4 million, which is expected to be recognized over the next 1.4 years on a weighted-average basis.

During fiscal 2006, we issued 14,480 shares of common stock with a value of $0.1 million to directors as compensation (in lieu of cash). In 2005, we issued 5,826 shares of common stock with a value of $0.1 million to directors as compensation (in lieu of cash). These shares were fully vested at the date of grant.

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the "ESPP") on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period and such purchased shares have a six month vesting period. As of October 31, 2006, there were 355,587 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits.

ESPP activity for the year ended October 31, 2006 was as follows:

	Number of Shares
Balance at October 31, 2005	396,171
Issued @ $6.76	(20,646)
Issued @ $7.33	(19,938)
Balance at October 31, 2006	355,587

The weighted-average grant date fair value of shares under the ESPP during fiscal 2006 was $3.27.

The fair value of shares under the ESPP are determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected life (in years)	.5	.5	.5
Risk-free interest rate	4.6%	3.6%	1.3%
Volatility	50.2%	66.9%	64.3%
Dividend yield	0%	0%	0%

Incentive Compensation

Stock may be issued to employees as part of the annual incentive bonus. In 2006 and 2005, we issued shares of common stock totaling 75,585 and 67,456, respectively, with values of $0.7 million and $0.5 million, respectively, as incentive bonus (in lieu of cash).

NOTE 15. INCOME TAXES

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
U.S.	**$(76,098)**	$(67,017)	$(65,740)
Foreign	**(7)**	83	(21,549)
Loss before income taxes	**$(76,105)**	$(66,934)	$(87,289)

There was no current or deferred federal income tax expense (benefit) for the years ended October 31, 2006, 2005 and 2004. Franchise tax expense, which is included in administrative and selling expenses, was $0.3 million, $0.4 million and $0.5 million for the years ended October 31, 2006, 2005 and 2004, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Statutory federal income tax rate	**(34.0%)**	(34.0%)	(34.0%)
Nondeductible expenditures	—	—	—
Other, net	—	—	—
Valuation Allowance	**34.0%**	34.0%	34.0%
Effective income tax rate	**0.0%**	0.0%	0.0%

Our federal and state deferred tax assets and liabilities consisted of the following at October 31, 2006 and 2005:

	2006	2005
Deferred tax assets:		
Compensation and benefit accruals	**$ 1,890**	$ 1,153
Bad debt and other reserves	**644**	510
Capital loss and tax credit carryforwards	**6,188**	5,933
Net operating losses	**117,855**	92,166
Lower of cost or market reserves	**4,527**	4,114
Gross deferred tax assets:	**131,104**	103,876
Valuation allowance	**(128,115)**	(100,705)
Deferred tax assets after valuation allowance	**2,988**	3,171
Deferred tax liability:		
Accumulated depreciation	**(2,988)**	(3,171)
Gross deferred tax liability	**(2,988)**	(3,171)
Net deferred tax assets (state and federal)	**$ —**	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.6 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2006, we had available, for federal and state income tax purposes, net operating loss carryforwards of approximately $307.5 million and $265.9 million, respectively. The Federal net operating loss carryforwards expire in varying amounts from 2020 through 2026 while state net operating loss carryforwards expire in varying amounts from 2006 through 2026.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2005 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have determined that there has been no ownership change as of the end of our 2005 fiscal year under Section 382.

NOTE 16. EARNINGS PER SHARE

Basic and diluted earnings per share are calculated using the following data:

	2006	2005	2004
Weighted average basic common shares	**51,046,843**	48,261,387	47,875,342
Effect of dilutive securities(1)	**—**	—	—
Weighted average basic common shares adjusted for diluted calculations	**51,046,843**	48,261,387	47,875,342

(1) We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. Future potentially dilutive stock options that were in-the-money at October 31, 2006, 2005 and 2004 totaled 1,913,338, 2,799,861 and 3,645,036, respectively. Future potentially dilutive stock options that were not in-the-money at October 31, 2006, 2005 and 2004 totaled 4,540,066, 3,010,225 and 1,708,755. We also have future potentially dilutive warrants issued, which vest and expire over time. As of October 31, 2006, 30,000 warrants were vested with an exercise price of $9.89. At October 31, 2006, we also had 1,170,000 unvested warrants. Refer to Note 11 for further information on warrants.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Lease agreements

We lease certain computer and office equipment, the Torrington, CT manufacturing facility and additional manufacturing space in Danbury, CT, under operating leases expiring on various dates through 2011. Rent expense was $1.2 million for both fiscal years ended October 31, 2006 and 2005 and $1.5 million for fiscal 2004.

Aggregate minimum annual payments under the lease agreements for the years subsequent to October 31, 2006 are as follows:

2007	$ 776
2008	774
2009	772
2010	513
2011	85
	$2,920

Service and warranty agreements

Once a fuel cell is installed at a customer site, the Company generally provides a warranty period on certain components. As we have limited operating experience these costs are expensed as incurred. In addition, certain customers have agreed to extended service agreements whereby they will contract with us to provide routine maintenance, minimum operating levels and warranty on certain parts.

Power purchase agreements

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPA's as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We believe that the assets, including fuel cell power plants in these PPA entities, are carried at fair value on the consolidated balance sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Royalty agreements

We have royalty agreements with MTU CFC, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.4 million of royalty expense under these agreements. Through October 31, 2006, we have not paid any royalties. In connection with certain contracts and grants from the DOE, we have agreed to pay the DOE 10 percent of the annual license income received from MTU CFC, up to $0.5 million in total. Through October 31, 2006, we have paid the DOE a total of $0.5 million.

Legal proceedings

On November 14, 2005, Zoot Properties, LLC and Zoot Enterprises, Inc. ("Zoot") commenced an action in the U.S. District Court for the District of Montana, Butte Division against the Company and one of our distribution partners, PPL Energy Services Holding, LLC. The lawsuit alleges that the plaintiffs purchased fuel cells from PPL that were manufactured by the Company, and that these fuel cells have failed to perform as represented and warranted. Zoot is seeking rescission of the contract with PPL, totaling approximately $2.5 million. Zoot may also be seeking damages for breach of contract and under tort arising out of the alleged misrepresentation. The Company intends to vigorously defend the action. The Company is unable to predict at this time the ultimate outcome of this lawsuit and therefore no loss contingency has been included in the consolidated financial statements.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION

The following represents supplemental cash flow information:

Year Ended October 31,	**2006**	2005	2004
Cash paid during the period for:			
Interest	**$102**	$ 100	$ 137
Taxes	**$365**	$ 339	$480
Supplemental disclosure of non-cash investing and financing activities:			
Assets and liabilities, net, invested in Versa Power Systems, Inc.	**$ —**	$12,132	$ —
Common stock issued in acquisitions	**$ —**	$ —	$81,825
Capital lease obligations in connection with property and equipment	**$ —**	$ —	$ 390
Common stock issued for employee annual incentive bonus	**$717**	$ 506	$ —

Capital lease obligations are grouped with current and long term portion of long-term debt and other liabilities on the consolidated balance sheets.

NOTE 19. QUARTERLY INFORMATION (UNAUDITED)

The following tables contain selected unaudited consolidated statement of operations data for each quarter of fiscal years 2006 and 2005. We believe that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating resultxs for any quarter are not necessarily indicative of results to be expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2006:					
Revenues	$ 5,944	$ 9,534	$ 8,683	$ 9,127	$ 33,288
Operating loss	(16,437)	(19,008)	(20,145)	(25,451)	(81,041)
Net loss	(15,075)	(18,058)	(18,712)	(24,260)	(76,105)
Preferred stock dividends	(1,595)	(5,462)	(1,082)	(802)*	(8,117)*
Net loss to common shareholders	(16,670)	(23,520)	(19,794)	(25,062)*	(84,222)*
Loss per basic and diluted common share:					
Net loss to common shareholders	$ (0.34)	$ (0.48)	$ (0.37)	$ (0.47)	$ (1.65)
Year ended October 31, 2005:					
Revenues	$ 7,554	$ 6,114	$ 8,742	$ 7,960	$ 30,370
Operating loss	(17,336)	(15,993)	(18,531)	(19,014)	(70,874)
Loss from continuing operations	(16,772)	(15,231)	(17,002)	(17,929)	(66,934)
Discontinued operations, net of tax	(1,252)	—	—	—	(1,252)
Net loss	(18,024)	(15,231)	(17,002)	(17,929)	(68,186)
Preferred stock dividends	(1,342)	(1,573)	(1,576)	(1,586)	(6,077)
Net loss to common shareholders	(19,366)	(16,804)	(18,578)	(19,515)	(74,263)
Loss per basic and diluted common share:					
Continuing operations	$ (0.37)	$ (0.35)	$ (0.38)	$ (0.40)	$ (1.51)
Discontinued operations	(0.03)	—	—	—	(0.03)
Net loss to common shareholders	$ (0.40)	$ (0.35)	$ (0.38)	$ (0.40)	$ (1.54)

* As a result of the correction made in the fourth quarter of 2006 related to a prior period accounting error, which is discussed in Note 1 of Notes to Consolidated Financial Statements, the fourth quarter and full year 2006 presentation of preferred stock dividends and net loss to common shareholders in the consolidated statement of operations does not include dividends earned on the Series 1 Preferred stock. The Company did not revise periods prior to fourth quarter 2006 and therefore, the quarterly information for preferred stock dividends and net loss to common shareholders do not total to the full year 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Exposure

Our exposures to market risk for changes in interest rates relate primarily to our investment portfolio and long term debt obligations. Our investment portfolio includes both short-term U.S. Treasury instruments with maturities averaging three months or less, as well as U.S. Treasury notes with fixed interest rates with maturities of up to twenty months. Cash is invested overnight with high credit quality financial institutions. Based on our overall interest exposure at October 31, 2006, including all interest rate sensitive instruments, a near-term change in interest rate movements of 1 percent would affect our results of operations by approximately $0.2 million annually.

Foreign Currency Exchange Risk

With our Canadian business entity, FuelCell Energy, Ltd., we are subject to foreign exchange risk, although we have taken steps to mitigate those risks where possible. As of October 31, 2006, approximately $0.8 million (less than one percent) of our total cash, cash equivalents and investments was in currencies other than U.S. dollars. The functional currency of FuelCell Energy, Ltd. is the U.S. dollar.

Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

Derivative Fair Value Exposure

As discussed in more detail within Note 13 of Notes to Consolidated Financial Statements, we have determined that our Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract and separate accounting in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Specifically, the embedded derivatives requiring bifurcation from the host contract are the conversion feature of the security and the variable dividend obligation. The aggregate fair value of these derivatives included within Long-term debt and other liabilities on our Consolidated Balance Sheet as of October 31, 2006 was $0.2 million. The fair value of these derivatives is based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 Preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions will result in fluctuations in the derivative value and will impact the consolidated statement of operations. For example, a 25% increase from the closing price of our common stock at October 31, 2006 would result in an increase in the fair value of these derivatives and a charge to the consolidated statement of operations of approximately $0.1 million, assuming all other assumptions remain the same.

Shareholder Information

Corporate Office
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203.825.6000

Form 10-K
A copy of the Annual Report on Form 10-K for the year ended October 31, 2006, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form10-K for the year ended October 31, 2006. You may request a copy by writing to Shareholder Relations at the address below.

Company Contacts
For additional information about FuelCell Energy, Inc. please contact:

FuelCell Energy, Inc.
Shareholder Relations
3 Great Pasture Road
Danbury, CT 06813-1305

Registrar and Transfer Agent
Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
212.509.4000
www.continentalstock.com

Auditors
KPMG LLP

Legal Counsel
Robinson & Cole LLP

Annual Meeting
The Annual Meeting of Shareholders will be held Tuesday, March 27, 2007, at 10:00 a.m. at The Ethan Allen Hotel, 21 Lake Avenue Extension, Danbury, CT.

Corporate Website
www.fuelcellenergy.com

Common Stock Price Information
Our Company's Common Stock trades on the Nasdaq National Market under the symbol "FCEL." The following table sets forth the range of high and low sales prices, as reported by the Nasdaq National Market.

COMMON STOCK	HIGH	LOW
Year Ended October 31, 2006		
First Quarter	$ 10.90	$ 7.90
Second Quarter	15.00	9.22
Third Quarter	13.97	8.29
Fourth Quarter	9.90	6.59
Year Ended October 31, 2005		
First Quarter	$ 13.45	$ 7.98
Second Quarter	12.06	7.71
Third Quarter	10.94	7.05
Fourth Quarter	12.25	8.25

Common Stock Dividend Policy
No cash dividends have been declared or paid by the Company on its common stock since its inception.

Printed on recycled paper.

Officers and Directors

OFFICERS

R. Daniel Brdar
Chairman, President and
Chief Executive Officer

Christopher R. Bentley
Executive Vice President
Government R&D Operations,
Strategic Manufacturing Development

Bruce A. Ludemann
Senior Vice President
Sales and Marketing

Joseph G. Mahler
Senior Vice President
Chief Financial Officer,
Secretary, Treasurer,
Corporate Strategy

DIRECTORS

R. Daniel Brdar ◆
Chairman, President
and Chief Executive Officer
FuelCell Energy, Inc.

John A. Rolls ■ ◆ • +
Director
Thermion Systems International

Warren D. Bagatelle * •
Managing Director
Loeb Partners Corporation

Michael Bode
Chief Executive Officer
CFC Solutions GmbH

James D. Gerson * +
Private Investor

Thomas L. Kempner ◆ +
Chairman and
Chief Executive Officer
Loeb Partners Corporation

William A. Lawson •
President
W.A. Lawson Associates

Charles J. Murphy ◆ * + x
Senior Advisor
Credit Suisse First Boston

George K. Petty • *
Director
Enbridge, Inc.

■ Lead Independent Director
◆ Executive Committee
* Audit and Finance Committee
• Compensation Committee
+ Nominating and Corporate Governance Committee
x Not Standing for Re-election



Tokyo Super Eco Town, Tokyo, Japan
Our DFC power plant provides renewable base load electricity using biogas produced from food waste.

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2006, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission.

The sub-megawatt fuel cell power plant is a collaborative effort utilizing the Direct FuelCell technology of FuelCell Energy, Inc. and the HotModule balance of plant design of CFC Solutions GmbH (formerly MTU CFC Solutions).

[illegible]

In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information or any other characteristic protected by law.

Back Cover: U.S. Postal Service's San Francisco Mail Processing Center in San Francisco, California.

FuelCell Energy

Corporate Office
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203.825.6000

Sales Offices

FuelCell Energy, Inc.

EASTERN REGION
John Franceschina
jfranceschina@fce.com

Frank Wolak
fwolak@fce.com

Richard Shaw
rshaw@fce.com

WESTERN REGION
William Karambelas
wkarambelas@fce.com

Joseph Heinzmann
jheinzmann@fce.com

Jeffrey Cox
jcox@fce.com

WASHINGTON, D.C.
Andy Skok
askok@fce.com

CANADA
Andy Skok
askok@fce.com

INTERNATIONAL
Ben Toby
btoby@fce.com

Distribution Partners

Alliance Power, Inc.
James Michael
jim-michael@alliancepower.com

Caterpillar Inc.
David P. Stanesa
stanesa_david_p@cat.com

CFC Solutions GmbH
Torsten Bardewyck
torsten.bardewyck@mtu-cfc.com

Chevron Energy Solutions
Robert Redlinger
rredlinger@chevrontexaco.com

The Distributed Energy Resource Group
Steven Greenberg
StevenG@thedergroup.com

Enbridge Inc.
David Teichroeb
david.teichroeb@enbridge.com

The Linde Group
Christopher Carson
Christopher.carson@boc.com

LOGANEnergy, Corp.
Samuel Logan
samlogan@loganenergy.com

Marubeni Corporation
U.S. CONTACT
Marc G. Aube
aube-m@na.marubeni.com

ASIA CONTACT
Takeo Nakata
nakata-t@marubeni.com

POSCO Power
Tae-Hyoung Kim
tahykim@poscopower.co.kr

PowerHouse Energy
David Moard
dmoard@powerhouseenergy.net

PPL Energy Plus
Steve Gabrielle
sagabrielle@pplweb.com

Renewable Technologies, Inc.
Darryl Conklin
darryl.conklin@renewable.com

Silverwood Energy
Joe Bessler
Joe@silverwoodenergy.com


United States Post Office
San Francisco, California